23002072

SEC Mail Proce

NOV 2 7 2023

Washington, DC

OMB APPROVAL
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SEC FILE NUMBER
8-42071

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2022 (MM/DD/YY) AND ENDING 09/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Raymond James (USA) Ltd.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2100 - 925 West Georgia Street
(No. and Street)

Vancouver	BC Canada	V6C 3L2
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Lim	604-654-1539	christopher.lim@raymondjames.ca
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

777 Dunsmuir Street	Vancouver	BC	V7Y 1K3
(Address)	(City)	(State)	(Zip Code)

May 14, 2004	085
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Christopher Lim, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Raymond James (USA) Ltd., as of 9/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. except one spousal account of an officer

Signature:

Title:
CFO

Alan Wong
Raymond James Ltd.
Legal Counsel

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ■ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RAYMOND JAMES (USA) LTD.

(A WHOLLY OWNED SUBSIDIARY OF RAYMOND JAMES LTD.)

Statement of Financial Condition
(Expressed in United States dollars)

As of September 30, 2023

KPMG LLP
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada
Telephone (604) 691-3000
Fax (604) 691-3031

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors Raymond James (USA) Ltd.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Raymond James (USA) Ltd. (the "Company") as of September 30, 2023, and the related notes (collectively, the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

Chartered Professional Accountants
We have served as the Company's auditor since 2001.

Vancouver, Canada
November 23, 2023

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Statement of Financial Condition
(Expressed in United States dollars)

As of September 30, 2023

	2023
Assets	
Cash and cash equivalents	$ 5,911,612
Deposits in compliance with reserve requirements (note 4)	3,326,608
Client and broker receivables (note 6)	31,726,578
Due from related party (note 6)	2,961,843
Other assets	227,259
	$ 44,153,900
Liabilities and Stockholder's Equity	
Client and broker payables (note 6)	$ 31,371,550
Other accounts payable	116,353
	$ 31,487,903
Stockholder's equity:	
Capital stock (note 5)	1,045,000
Retained earnings	11,620,997
	12,665,997
	$ 44,153,900

See accompanying notes to financial statements.

1. Operations:

Raymond James (USA) Ltd. (the Company) is incorporated under the Canada Business Corporations Act. The Company was previously incorporated under the laws of the State of New York, United States of America, then merged with a newly incorporated Arizona company for purposes of continuance as an existing corporation under the Canada Business Corporations Act on September 15, 2006. The Company is a wholly owned subsidiary of Raymond James Ltd., a Canadian registered investment dealer and member of Canadian Investment Regulatory Organization (CIRO) and the Canadian Investor Protection Fund and a participating organization of the Toronto Stock Exchange, TSX Venture Exchange, and the Montreal Exchange.

The Company is a broker-dealer registered with the United States Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and Securities Investor Protection Corporation.

The Company is also a registered investment advisor with the SEC. While the Company accesses the Canadian securities markets, its clients are US and Canadian residents. The Company has an institutional business segment and its clients are US based institutions that wish to have access to the Canadian securities markets. This business is all delivery vs payment or receipt vs payment. The Company also has retail business that is private client-wealth management and uses US based Pershing LLC as its clearing broker on a fully disclosed basis. Segment information is presented in note 8.

2. Significant accounting policies:

(a) Financial statement presentation:

The financial statements are presented in accordance with accounting principles generally accepted in United States of America.

(b) Income taxes:

The Company follows the asset and liability method in accounting for income taxes which requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in the Company's financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes.

(c) Cash, restricted cash and cash equivalents:

Cash equivalents are investments that mature in 90 days or less, when acquired, and are readily convertible into known amounts of cash.

Restricted cash is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restriction that limit the purpose for which the funds can be used. The Company considers deposits in compliance with reserve requirements to be restricted cash.

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

2. Significant accounting policies (continued):

(d) Financial instruments:

Amortized cost is the measurement basis for cash and cash equivalents, deposits in compliance with reserve requirements, client and broker receivables, due to/from related party, client and broker payables and other accounts payable. The short-term maturities of these instruments means that their carrying cost approximates their fair value.

(e) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

(f) Security transactions and related commission revenues and expenses:

Security transactions and related commission revenues and expenses are accounted for at a point in time on a trade date basis. Also included within commission revenues is revenue earned in relation to the supply of the Company's research which is recognized over time with the satisfaction of the performance obligation.

(g) Asset management fees:

Asset management and related fees relate to the discretionary and non-discretionary provision of portfolio advisory services to retail clients. These fees are calculated quarterly as a percentage of assets under management. Revenue is recognized over time with the satisfaction of the performance obligation.

3. Future Changes in Accounting Policies

Standards issued but not yet effective -There are no standards issued, but which are not yet effective as of September 30, 2023, which may reasonably be expected to materially impact the Company's financial statements.

4. Deposits in compliance with reserve requirements:

The deposit of $3,326,608 cash at September 30, 2023 is held in compliance with reserve requirements. The minimum amount (which fluctuates) required to be held on deposit under the reserve computation as at September 30, 2023 is $72,493 and is restricted.

5. Capital stock:

	2023
Authorized:	
400 voting common shares without par value	
Issued:	
400 common shares (2022 - 400)	$ 1,045,000

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

6. Related party transactions:

Pursuant to an agreement dated March 1, 2008, between the Company and its parent Raymond James Ltd. (RJL), all securities and cash settlements with institutional clients, accounting, record keeping and regulatory processing and reporting services are provided to the Company by RJL. In consideration for these services, RJL receives 50% of all gross commissions and other fees earned with respect to trades conducted for institutional clients of the Company. In addition, the Company is responsible for all direct expenses and is allocated operating expenses from RJL based on proportionate use. Fees are reviewed annually for reasonableness and consistent application.

During the year ended September 30, 2023, commissions and fees, employee compensation, communication and information processing, occupancy and equipment, business development and other expenses of $12,993,239 were paid to RJL to reimburse for amounts paid on their behalf. As at September 30, 2023, the Company has $2,961,843 receivable from RJL. In addition, client and broker receivables include amounts due from RJL of $31,026,663. Client and broker receivables or payables are in relation to trades which are generally settled in 2 days. There are no longer term balances and the firm does not carry client securities or cash. This is solely due to outstanding trades at year end.

7. Net capital requirement:

The Company is subject to the SEC uniform net capital rule which requires that the minimum net capital shall be the greater of $250,000 or 2% aggregate debit items pursuant to Rule 15c3-3. At September 30, 2023, the Company had net capital pursuant to Rule 15c3-1 of $9,475,414 which was $9,225,414 in excess of its net capital requirement of $250,000.

8. Segment Information:

The Company currently operates through two business segments: Private Client Group and Capital Markets. The business segments are determined based upon factors such as the services provided and the distribution channels served, and the financial results of the Company's segments are presented using the same policies as described in note 2. Segment results include charges allocating corporate overhead and benefits to each segment.

The Private Client Group segment includes the retail branches located throughout Canada. These branches provide securities brokerage services including the sale of equities, mutual funds and fixed income products to their individual clients. The branches also provide discretionary and non-discretionary portfolio advisory services. The Capital Markets segment includes institutional sales and trading in Canada to US resident institutions. We provide securities brokerage, trading and research services to institutions with an emphasis on the sale of US and Canadian equities and fixed income products.

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

8. Segment Information (continued):

Total assets by segment:

	2023
Capital Markets	$40,807,089
Private Client Group	3,346,811
	$44,153,900

9. Liabilities subordinated to the claims of general creditors:

As at and during the years ended September 30, 2023, the Company had no liabilities which were subordinated to the claims of general creditors.

10. Contingencies

The Company is subject to reviews and inspections by regulatory authorities. Reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities.

The Company cannot predict if, how or when such examinations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be.

A large number of factors contribute to this inherent unpredictability: the examination is still on-going; the damages sought are unspecified, unsupported or uncertain; the Company has not engaged in settlement discussions; discovery is not complete; and there are significant facts in dispute.

The Company may contest liability and/or the amount of damages, as appropriate, in each pending matter. Over the last several years, the level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies has increased significantly in the financial services industry. There can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

Subject to the foregoing, the Company believes, after consultation with legal counsel, that the outcome of the ongoing regulatory examinations will not have a material adverse effect on the Company's financial condition. The Company has not recorded a provision for ongoing regulatory examinations as it is not considered probable that an outflow of economic benefits will be required and a reliable estimate of the obligation, if any, cannot be made at this time.

11. Subsequent events:

Management has evaluated subsequent events through November 23, 2023, the date the financial statements were available to be issued. There were no subsequent events requiring adjustments to, or disclosures in, the financial statements.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Computation of Net Capital Pursuant to SEC Rule 15c3-1 — Schedule I
(Expressed in United States dollars)

Year ended September 30, 2023

		2023
Total capital:		
Total stockholder's equity	$	12,665,997
Deductions:		
Non-allowable assets:		
Due from related party		2,961,843
Other deductions		228,740
Total deductions		3,190,583
Net capital	$	9,475,414
Minimum net capital required		250,000
Excess net capital	$	9,225,414

The 2023 computation does not differ materially from the regulatory computation filed on its Focus II with the SEC and FINRA.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Computation for Determination of Reserve Requirements and Information Related to the Possession or Control Requirements Pursuant to SEC Rule 15c3-3 — Schedule II
(Expressed in United States dollars)

Year ended September 30, 2023

As at September 30, 2023, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. Under Rule 15c3-3, the excess of total credits over total debits was $72,493. Therefore, the minimum reserve required under 15c3-3 as at September 30, 2023 is $72,493. As at September 30, 2023, the Company had $3,326,608 in cash on deposit in compliance with reserve requirements.

The above computation does not differ materially from the computation the Company filed on its Focus II.

As at September 30, 2023 the Company is subject to the possession or control requirements pursuant to SEC Rule 15c3-3. Under Rule 15c3-3, as at September 30, 2023, the Company did not have any security positions required to be in possession or control, or required to be in possession or control that had not been reduced to possession or control in the proper time frame.

RAYMOND JAMES (USA) LTD.

(A WHOLLY OWNED SUBSIDIARY OF RAYMOND JAMES LTD.)

Financial Statements and Supplementary Information
(Expressed in United States dollars)

As of and for the years ended September 30, 2023 and 2022

(With Report of Independent Registered Public Accounting Firm thereon)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934.

KPMG

KPMG LLP
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada
Telephone (604) 691-3000
Fax (604) 691-3031

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors Raymond James (USA) Ltd.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Raymond James (USA) Ltd. (the "Company") as of September 30, 2023 and 2022, the related statements of operations and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 (and 17 C.F.R. §1.10). In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Chartered Professional Accountants
We have served as the Company's auditor since 2001.

Vancouver, Canada
November 23, 2023

RAYMOND JAMES (USA) LTD.

(A WHOLLY OWNED SUBSIDIARY OF RAYMOND JAMES LTD.)

Table of Contents
(confidential)

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Statements of Financial Condition
(Expressed in United States dollars)
(confidential)

As of September 30, 2023, with comparative information for 2022

	2023	2022
Assets		
Cash and cash equivalents	$ 5,911,612	$ 5,964,154
Deposits in compliance with reserve requirements (note 4)	3,326,608	3,199,805
Client and broker receivables (note 6)	31,726,578	6,624,049
Due from related party (note 6)	2,961,843	2,095,809
Other assets	227,259	69,224
	$ 44,153,900	$ 17,953,041
Liabilities and Stockholder's Equity		
Client and broker payables (note 6)	$ 31,371,550	$ 5,573,104
Other accounts payable	116,353	752,439
	31,487,903	6,325,543
Stockholder's equity:		
Capital stock (note 5)	1,045,000	1,045,000
Retained earnings	11,620,997	10,582,498
	12,665,997	11,627,498
	$ 44,153,900	$ 17,953,041

See accompanying notes to financial statements.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Statements of Operations and Comprehensive Income
(Expressed in United States dollars)
(confidential)

Year ended September 30, 2023, with comparative information for 2022

	2023	2022
Revenue:		
Asset Management Fees	$ 11,197,139	$ 10,033,573
Commission income	3,028,417	3,536,886
Interest income	770,499	217,435
Other revenue	96,931	79,909
Foreign exchange gain	14,681	27,914
	15,107,667	13,895,717
Expenses (note 6):		
Fee and commission expense	$ 8,738,797	$ 7,916,688
Employee compensation and benefits	1,980,519	2,008,603
Communication and information processing	2,178,504	1,983,806
Occupancy and equipment	438,601	442,812
Business development	208,441	151,674
Other	194,460	174,107
Interest	3,738	977
Clearance and floor brokerage	18,775	21,879
	$ 13,761,835	$ 12,700,546
Earnings before income taxes	1,345,832	1,195,171
Income taxes expense (note 7)		
Current	316,778	589,467
Deferred (recovery)	(9,445)	-
Net earnings and comprehensive income	$ 1,038,499	$ 605,704

See accompanying notes to financial statements.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Statements of Changes in Stockholder's Equity
(Expressed in United States dollars)
(confidential)

Year ended September 30, 2023, with comparative information for 2022

	Common shares	Retained earnings	Total
Balance, September 30, 2021	$ 1,045,000	$ 9,976,794	$ 11,021,794
Net Earnings	-	605,704	605,704
Balance, September 30, 2022	$ 1,045,000	$ 10,582,498	$ 11,627,498
Net earnings	-	1,038,499	1,038,499
Balance, September 30, 2023	$ 1,045,000	$ 11,620,997	$ 12,665,997

See accompanying notes to financial statements.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Statements of Cash Flows
(Expressed in United States dollars)
(confidential)

Year ended September 30, 2023, with comparative information for 2022

	2023	2022
Cash provided by (used in):		
Operations:		
Net earnings	$ 1,038,499	$ 605,704
Change in non-cash operating working capital (note 10)	(964,238)	302,698
Increase (Decrease) in cash and cash equivalents	74,261	908,402
Cash and cash equivalents, beginning of year	9,163,959	8,255,557
Cash and cash equivalents, end of year	$ 9,238,220	$ 9,163,959
Cash and cash equivalents consist of:		
Cash	$ 5,911,612	$ 5,964,154
Deposits in Compliance with reserve requirements	3,326,608	3,199,805
	$ 9,238,220	$ 9,163,959

Supplemental cash flow information (note 10)

See accompanying notes to financial statements.

1. Operations:

Raymond James (USA) Ltd. (the Company) is incorporated under the Canada Business Corporations Act. The Company was previously incorporated under the laws of the State of New York, United States of America, then merged with a newly incorporated Arizona company for purposes of continuance as an existing corporation under the Canada Business Corporations Act on September 15, 2006. The Company is a wholly owned subsidiary of Raymond James Ltd., a Canadian registered investment dealer and member of the Canadian Investment Regulatory Organization (CIRO) and the Canadian Investor Protection Fund (CIPF) and a participating organization of the Toronto Stock Exchange, TSX Venture Exchange, and the Montreal Exchange.

The Company is a broker-dealer registered with the United States Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and Securities Investor Protection Corporation.

The Company is also a registered investment advisor with the SEC. While the Company accesses the Canadian securities markets, its clients are US and Canadian residents. The Company has an institutional business segment and its clients are US based institutions that wish to have access to the Canadian securities markets. This business is all delivery vs payment or receipt vs payment. The Company also has retail business that is private client-wealth management and uses US based Pershing LLC as its clearing broker on a fully disclosed basis. Segment information is presented in note 9.

2. Significant accounting policies:

(a) Financial statement presentation:

The financial statements are presented in accordance with accounting principles generally accepted in United States of America.

(b) Income taxes:

The Company follows the asset and liability method in accounting for income taxes which requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in the Company's financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes.

(c) Cash, cash equivalents and restricted cash:

Cash equivalents are investments that mature in 90 days or less, when acquired, and are readily convertible into known amounts of cash. Restricted cash is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restrictions that limit the purpose for which the funds can be used. The Company considers deposits in compliance with reserve requirements to be restricted cash.

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

2. Significant accounting policies (continued):

(d) Financial instruments:

Amortized cost is the measurement basis for cash and cash equivalents, deposits in compliance with reserve requirements, client and broker receivables, due to/from related party, client and broker payables and other accounts payable. The short-term maturities of these instruments means that their carrying cost approximates their fair value.

(e) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

(f) Security transactions and related commission revenues and expenses:

Security transactions and related commission revenues and expenses are accounted for at a point in time on a trade date basis. Also included within commission revenues is revenue earned in relation to the supply of the Company's research which is recognized over time with the satisfaction of the performance obligation.

(g) Asset management fees:

Asset management and related fees relate to the discretionary and non-discretionary provision of portfolio advisory services to retail clients. These fees are calculated quarterly as a percentage of assets under management. Revenue is recognized over time with the satisfaction of the performance obligation.

3. Future Changes in Accounting Policies

Standards issued but not yet effective - There are no standards issued, but which are not yet effective as of September 30, 2023, which may reasonably be expected to materially impact the Company's financial statements.

4. Deposits in compliance with reserve requirements:

The deposit of $3,326,608 cash at September 30, 2023 (2022 - $3,199,805) is held in compliance with reserve requirements. The minimum amount (which fluctuates) required to be held on deposit under the reserve computation as at September 30, 2023 is $72,493 (2022 - $15,164), and is restricted.

5. Capital stock:

	2023	2022
Authorized:		
400 voting common shares without par value		
Issued:		
400 common shares (2022 - 400)	$ 1,045,000	$ 1,045,000

6. Related party transactions:

Pursuant to an agreement dated March 1, 2008, between the Company and its parent Raymond James Ltd. (RJL), all securities and cash settlements with institutional clients, accounting, record keeping and regulatory processing and reporting services are provided to the Company by RJL. In consideration for these services, RJL receives 50% of all gross commissions and other fees earned with respect to trades conducted for institutional clients of the Company. In addition, the Company is responsible for all direct expenses and is allocated operating expenses from RJL based on proportionate use. Fees are reviewed annually for reasonableness and consistent application.

During the year ended September 30, 2023, commissions and fees, employee compensation, communication and information processing, occupancy and equipment, business development and other expenses of $12,993,239 (2022 - $12,615,909) were paid to RJL to reimburse for amounts paid on their behalf. As at September 30, 2023, the Company has $2,961,843 receivable from RJL (2022 - $2,095,809 receivable from RJL). In addition, client and broker receivables include amounts due from RJL of $31,026,663 (2022 - $2,193,147 client and broker payables due to RJL). Client and broker receivables or payables are in relation to trades which are generally settled in 2 days. There are no longer term balances and the firm does not carry client securities or cash. This is solely due to outstanding trades at year end.

7. Income taxes:

The total provision for income taxes in the statements of operations and comprehensive income is at a rate different than the combined federal and provincial statutory income tax rate for the following reasons:

	2023	2022
Income before taxes	$ 1,345,832	$ 1,195,171
Combined federal and provincial statutory income tax rate	26.42%	26.33%
Increase (decrease) in rate due to:		
Meals and entertainment	0.61%	0.43%
Foreign exchange translation gains (losses)[1] and other	(4.23%)	22.54%
Effective income tax rate	22.8%	49.3%
Income tax expense	$ 307,333	$ 589,467

(1) Raymond James (USA) Ltd. pays income taxes in Canada based on its taxable income calculated in Canadian dollars.

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

8. Net capital requirement:

The Company is subject to the SEC uniform net capital rule which requires that the minimum net capital shall be the greater of $250,000 or 2% aggregate debit items pursuant to Rule 15c3-3. At September 30, 2023, the Company had net capital pursuant to Rule 15c3-1 of $9,475,414 (2022 - $9,458,516) which was $9,225,414 (2022 - $9,208,516) in excess of its net capital requirement of $250,000.

9. Segment Information:

The Company currently operates through two business segments: Private Client Group and Capital Markets. The business segments are determined based upon factors such as the services provided and the distribution channels served, and the financial results of the Company's segments are presented using the same policies as described in note 2. Segment results include charges allocating corporate overhead and benefits to each segment.

The Private Client Group segment includes the retail branches located throughout Canada. These branches provide securities brokerage services including the sale of equities, mutual funds and fixed income products to their individual clients. The branches also provide discretionary and non-discretionary portfolio advisory services. The Capital Markets segment includes institutional sales and trading in Canada to US resident institutions. We provide securities brokerage, trading and research services to institutions with an emphasis on the sale of US and Canadian equities and fixed income products.

(a) Commission income by segment:

	2023	2022
Capital Markets	$ 2,612,740	$ 2,931,995
Private Client Group	415,677	604,891
	$ 3,028,417	$ 3,536,886

(b) Asset Management fees by segment:

	2023	2022
Capital Markets	$ -	$ -
Private Client Group	11,197,139	10,033,573
	$ 11,197,139	$ 10,033,573

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

9. Segment Information (continued):

(c) Interest income by segment:

	2023	2022
Capital Markets	$ 386,454	$ 55,686
Private Client Group	384,045	161,749
	$ 770,499	$ 217,435

(d) Earnings before income taxes by segment:

	2023	2022
Capital Markets	$ 245,178	$ 176,449
Private Client Group	1,100,654	1,018,722
	$ 1,345,832	$ 1,195,171

(e) Total assets by segment:

	2023	2022
Capital Markets	$ 40,807,089	$ 16,135,230
Private Client Group	3,346,811	1,817,811
	$ 44,153,900	$ 17,953,041

10. Supplemental cash flow information:

	2023	2022
Change in non-cash operating working capital:		
Client and brokers, net	$ 695,917	$ 12,509
Other assets	(158,035)	(40,041)
Due from related party	(866,034)	(101,540)
Other accounts payable	(636,086)	431,770
	$ (964,238)	$ 302,698
Supplementary information:		
Taxes paid	$ 1,100,029	$ 49,008

11. Liabilities subordinated to the claims of general creditors:

As at and during the years ended September 30, 2023 and 2022, the Company had no liabilities which were subordinated to the claims of general creditors.

12. Contingencies:

The Company is subject to reviews and inspections by regulatory authorities. Reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities.

The Company cannot predict if, how or when such examinations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be.

A large number of factors contribute to this inherent unpredictability: the examination is still on-going; the damages sought are unspecified, unsupported or uncertain; the Company has not engaged in settlement discussions; discovery is not complete; and there are significant facts in dispute.

The Company may contest liability and/or the amount of damages, as appropriate, in each pending matter. Over the last several years, the level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies has increased significantly in the financial services industry. There can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

Subject to the foregoing, the Company believes, after consultation with legal counsel, that the outcome of the ongoing regulatory examinations will not have a material adverse effect on the Company's financial condition. The Company has not recorded a provision for ongoing regulatory examinations as it is not considered probable that an outflow of economic benefits will be required and a reliable estimate of the obligation, if any, cannot be made at this time.

13. Subsequent events:

Management has evaluated subsequent events through November 23, 2023, the date the financial statements were available to be issued. There were no subsequent events requiring adjustments to, or disclosures in, the financial statements.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Computation of Net Capital Pursuant to SEC Rule 15c3-1 — Schedule I
(Expressed in United States dollars)
(confidential)

Year ended September 30, 2023, with comparative information for 2022

	2023	2022
Total capital:		
Total stockholder's equity	$ 12,665,997	$ 11,627,498
Deductions:		
Non-allowable assets:		
Due from related party	2,961,843	2,095,809
Other deductions	228,740	73,173
Total deductions	$ 3,190,583	$ 2,168,982
Net capital	9,475,414	9,458,516
Minimum net capital required	250,000	250,000
Excess net capital	$ 9,225,414	$ 9,208,516

The 2023 computation does not differ materially from the regulatory computation filed on its Focus II with the SEC and FINRA.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)

Computation for Determination of Reserve Requirements and Information Related to the Possession or Control Requirements Pursuant to SEC Rule 15c3-3 — Schedule II

(Expressed in United States dollars)

(confidential)

Year ended September 30, 2023, with comparative information for 2022

As at September 30, 2023, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. Under Rule 15c3-3, the excess of total credits over total debits was $72,493 (2022 - $15,164). Therefore, the minimum reserve required under 15c3-3 as at September 30, 2023 is $72,493 (2022 - $15,164). As at September 30, 2023, the Company had $3,326,608 (2022 - $3,199,805) in cash on deposit in compliance with reserve requirements.

The above computation does not differ materially from the computation the Company filed on its Focus II.

As at September 30, 2023 the Company is subject to the possession or control requirements pursuant to SEC Rule 15c3-3. Under Rule 15c3-3, as at September 30, 2023, the Company did not have any security positions required to be in possession or control, or required to be in possession or control that had not been reduced to possession or control in the proper time frame.

Form X-17A-5
FOCUS
Report
Part II
Cover Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FOCUS REPORT (FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
Part II [11]

(Please read instructions before preparing Form)

2023-10-24 11:27PM EDT
Status: Accepted

OMB Approval
OMB Number: 3235-0123, 3235-0749
Estimated average burden hours per response: 12.00 (3235-0123) 16.00 (3235-0749)

This report is being filed by a/an:

1) Broker-dealer not registered as an SBSD or MSBSP (stand-alone broker-dealer) . . . . . [X] 12000
2) Broker-dealer registered as an SBSD (broker-dealer SBSD) . . . . . [ ] 12001
3) Broker-dealer registered as an MSBSP (broker-dealer MSBSP) . . . . . [ ] 12002
4) SBSD without a prudential regulator and not registered as a broker-dealer (stand-alone SBSD) . . . . . [ ] 12003
5) MSBSP without a prudential regulator and not registered as a broker-dealer (stand-alone MSBSP) . . . [ ] 12004
Check here if respondent is an OTC derivatives dealer . . . . . [ ] 12005

This report is being filed by a: Firm authorized to use models [ ] 12006 U.S. person [ ] 12007 Non-U.S. person [X] 12008

This report is being filed pursuant to (check applicable block(s)):
1) Rule 17a-5(a). . . . . [X] 16
2) Rule 17a-5(b). . . . . [ ] 17
3) Special request by DEA or the Commission . . . . . [ ] 19
4) Rule 18a-7. . . . . [ ] 12999
5) Other (explain: ______________________) . . . . . [ ] 26

NAME OF REPORTING ENTITY: RAYMOND JAMES (USA) LTD. [13]
SEC FILE NO.: 8-42071 [14]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)
925 WEST GEORGIA STREET - 2100 [20]
(No. and Street)
FIRM ID NO.: 25853 [15]

VANCOUVER, B.C. [21] ______ [22] V6C 3L2 [23]
(City) (State/Province) (Zip Code)
FOR PERIOD BEGINNING (MM/DD/YY): 07/01/23 [24]

CANADA [12009]
(Country)
AND ENDING (MM/DD/YY): 09/30/23 [25]

NAME OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Sandra Richard [30]
EMAIL ADDRESS: ______ [12010]
(AREA CODE) TELEPHONE NO.: (604) 654-1223 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT / OFFICIAL USE

______	32	______	33
______	34	______	35
______	36	______	37
______	38	______	39

Is this report consolidated or unconsolidated? . . . . . Consolidated [ ] 198 Unconsolidated [X] 199
Does respondent carry its own customer or security-based swap customer accounts? . . . . . Yes [X] 40 No [ ] 41
Check here if respondent is filing an audited report . . . . . [ ] 42

EXECUTION: The registrant submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedules remain true, correct and complete as previously submitted.

Dated the 26th day of October, 2 023.

Signatures of: / Names of:

1) [signature] — Steven Marcus [12011]
Principal Executive Officer or Comparable Officer — Principal Executive Officer or Comparable Officer

2) [signature] — Christopher Lim [12012]
Principal Financial Officer or Comparable Officer — Principal Financial Officer or Comparable Officer

3) Sandra Richard [signature] — Sandra Richard [12013]
Principal Operations Officer or Comparable Officer — Principal Operations Officer or Comparable Officer

ATTENTION: Intentional misstatements and/or omissions of facts constitute federal criminal violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).)

Name of Firm: RAYMOND JAMES (USA) LTD.
As of: 09/30/23

FOCUS Report Part II

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Stand-Alone SBSD
Broker-Dealer SBSD
Stand-Alone MSBSP
Broker-Dealer MSBSP

ASSETS

Assets	Allowable		Non-Allowable		Total	
1. Cash	$ 5,911,612	200	$	12014	$ 5,911,612	750
2. Cash segregated in compliance with federal and other regulations	$ 3,326,608	210			$ 3,326,608	760
3. Receivables from brokers/dealers and clearing organizations organizations						
A. Failed to deliver						
1. Includible in segregation requirement under 17 CFR 240.15c3-3 and its appendices or 17 CFR 240.18a-4 and 18a-4a	$ 2,695,574	220				
2. Other	$	230			$ 2,695,574	770
B. Securities borrowed						
1. Includible in segregation requirement under 17 CFR 240.15c3-3 and its appendices or 17 CFR 240.18a-4 and 18a-4a	$	240				
2. Other	$	250			$	780
C. Omnibus accounts						
1. Includible in segregation requirement under 17 CFR 240.15c3-3 and its appendices or 17 CFR 240.18a-4 and 18a-4a	$	260				
2. Other	$	270			$	790
D. Clearing organizations						
1. Includible in segregation requirement under 17 CFR 240.15c3-3 and its appendices or 17 CFR 240.18a-4 and 18a-4a, or the CEA	$	280				
2. Other	$ 250,000	290			$ 250,000	800
E. Other	$ 28,461,471	300	$	550	$ 28,461,471	810
4. Receivables from customers						
A. Securities accounts						
1. Cash and fully secured accounts	$ 319,533	310				
2. Partly secured accounts	$	320	$	560		
3. Unsecured accounts			$	570		
B. Commodity accounts	$	330	$	580		
C. Allowance for doubtful accounts	$( )	335	$( )	590	$ 319,533	820
5. Receivables from non-customers						
A. Cash and fully secured accounts	$	340				
B. Partly secured and unsecured accounts	$	350	$	600	$	830
6. Excess cash collateral pledged on derivative transactions	$	12015	$	12016	$	12017
7. Securities purchased under agreements to resell	$	360	$	605	$	840
8. Trade date receivable	$	292			$	802
9. Total net securities, commodities, and swaps positions	$	12019	$	12022	$	12024
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value						
A. Exempted securities $ [150]						
B. Other $ [160]	$	460	$	630	$	880
11. Secured demand notes – market value of collateral						
A. Exempted securities $ [170]						
B. Other $ [180]	$	470	$	640	$	890

Name of Firm: RAYMOND JAMES (USA) LTD.

As of: 09/30/23

FOCUS Report Part II

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Stand-Alone SBSD
Broker-Dealer SBSD
Stand-Alone MSBSP
Broker-Dealer MSBSP

Assets	Allowable		Non-Allowable		Total	
12. Memberships in exchanges:						
A. Owned, at market value$ ______ [190]						
B. Owned at cost			$	650		
C. Contributed for use of company, at market value			$	660	$	900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships	$	480	$ 2,961,843	670	$ 2,961,843	910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements At cost (net of accumulated depreciation and amortization)	$	490	$	680	$	920
15. Other assets						
A. Dividends and interest receivable	$	500	$	690		
B. Free shipments	$	510	$	700		
C. Loans and advances	$	520	$	710		
D. Miscellaneous	$	530	$ 227,259	720		
E. Collateral accepted under ASC 860	$	536				
F. SPE Assets	$	537			$ 227,259	930
16. TOTAL ASSETS	$ 40,964,798	540	$ 3,189,102	740	$ 44,153,900	940

Note: Stand-alone MSBSPs should only complete the Allowable and Total columns.

Name of Firm: RAYMOND JAMES (USA) LTD.

As of: 09/30/23

2023-10-24 11:27PM EDT
Status: Accepted

FOCUS Report Part II

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Stand-Alone SBSD
Broker-Dealer SBSD
Stand-Alone MSBSP
Broker-Dealer MSBSP

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
17. Bank loans payable:						
A. Includible in segregation requirement under 17 CFR 240.15c3-3 and its appendices or 17 CFR 240.18a-4 and 18a-4a, or the CEA	$	1030	$	1240	$	1460
B. Other	$	1040	$	1250	$	1470
18. Securities sold under repurchase agreements			$	1260	$	1480
19. Payable to brokers/dealers and clearing organizations						
A. Failed to receive:						
1. Includible in segregation requirement under 17 CFR 240.15c3-3 and its appendices or 17 CFR 240.18a-4 and 18a-4a	$	1050	$	1270	$ 56,159	1490
2. Other	$	1060	$	1280	$	1500
B. Securities loaned						
1. Includible in segregation requirement under 17 CFR 240.15c3-3 and its appendices or 17 CFR 240.18a-4 and 18a-4a	$	1070			$	1510
2. Other	$	1080	$	1290	$	1520
C. Omnibus accounts						
1. Includible in segregation requirement under 17 CFR 240.15c3-3 and its appendices or 17 CFR 240.18a-4 and 18a-4a	$	1090			$	1530
2. Other	$	1095	$	1300	$	1540
D. Clearing organizations						
1. Includible in segregation requirement under 17 CFR 240.15c3-3 and its appendices or 17 CFR 240.18a-4 and 18a-4a, or the CEA	$	1100			$	1550
2. Other	$	1105	$	1310	$	1560
E. Other	$	1110	$	1320	$ 0	1570
20. Payable to customers:						
A. Securities accounts - including free credits of $ [950]	$	1120			$ 31,315,391	1580
B. Commodities accounts	$	1130	$	1330	$	1590
21. Payable to non customers:						
A. Securities accounts	$	1140	$	1340	$	1600
B. Commodities accounts	$	1150	$	1350	$	1610
22. Excess cash collateral received on derivative transactions	$	12025	$	12026	$	12027
23. Trade date payable	$	12031	$	12037	$	1562
24. Total net securities, commodities, and swaps positions	$	12032	$	12038	$	12044
25. Accounts payable and accrued liabilities and expenses						
A. Drafts payable	$	1160			$	1630
B. Accounts payable	$	1170			$ 0	1640
C. Income taxes payable	$	1180			$	1650
D. Deferred income taxes			$	1370	$	1660
E. Accrued expenses and other liabilities	$	1190			$ 106,521	1670
F. Other	$	1200	$	1380	$ 9,832	1680
G. Obligation to return securities	$	12033	$	1386	$	1686
H. SPE Liabilities	$	12045	$	1387	$	1687

Name of Firm: RAYMOND JAMES (USA) LTD.

As of: 09/30/23

FOCUS Report Part II

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Stand-Alone SBSD
Broker-Dealer SBSD
Stand-Alone MSBSP
Broker-Dealer MSBSP

	A.I. Liabilities		Non-A.I. Liabilities		Total	
26. Notes and mortgages payable						
A. Unsecured	$	1210			$	1690
B. Secured	$	1211	$	1390	$	1700
Liabilities						
27. Liabilities subordinated to claims of						
A. Cash borrowings			$	1400	$	1710
1. From outsiders $ [970]						
2. Includes equity subordination (Rule 15c3-1(d) or Rule 18a-1(g)) of $ [980]						
B. Securities borrowings, at market value			$	1410	$	1720
1. From outsiders $ [990]						
C. Pursuant to secured demand note collateral agreements			$	1420	$	1730
1. From outsiders $ [1000]						
2. Includes equity subordination (Rule 15c3-1(d) or Rule 18a-1(g)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value			$	1430	$	1740
E. Accounts and other borrowings not qualified for net capital purposes	$	1220	$	1440	$	1750
28. TOTAL LIABILITIES	$	1230	$	1450	$ 31,487,903	1760
Ownership Equity						
29. Sole proprietorship					$	1770
30. Partnership and limited liability company – including limited partners/members	$	1020			$	1780
31. Corporation						
A. Preferred stock			$	1791		
B. Common stock			$ 1,045,000	1792		
C. Additional paid in capital			$	1793		
D. Retained Earnings			$ 11,620,997	1794		
E. Accumulated other comprehensive income			$	1797		
F. Total					$ 12,665,997	1795
G. Less capital stock in treasury					$ ( )	1796
32. TOTAL OWNERSHIP EQUITY (sum of Line Items 1770, 1780, 1795, and 1796)					$ 12,665,997	1800
33. TOTAL LIABILITIES AND OWNERSHIP EQUITY (sum of Line Items 1760 and 1800)					$ 44,153,900	1810

Name of Firm: RAYMOND JAMES (USA) LTD.

As of: 09/30/23

Items on this page to be reported by a: Stand-Alone Broker-Dealer (Authorized to use models)
Stand-Alone SBSD (Authorized to use models)
Broker-Dealer SBSD (Authorized to use models)
Broker-Dealer MSBSP (Authorized to use models)

Computation Of Net Capital

1. Total ownership equity from Item 1800 . . . $ ______ [3480]
2. Deduct ownership equity not allowable for net capital . . . $(______) [3490]
3. Total ownership equity qualified for net capital . . . $ ______ [3500]
4. Add:
   A. Liabilities subordinated to claims of creditors allowable in computation of net capital . . . $ ______ [3520]
   B. Other (deductions) or allowable credits (list) . . . $ ______ [3525]
5. Total capital and allowable subordinated liabilities . . . $ ______ [3530]
6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition . . . $ ______ [3540]
      1. Additional charges for customers' and non-customers' security accounts $ ______ [3550]
      2. Additional charges for customers' and non-customers' commodity accounts . . . $ ______ [3560]
      3. Additional charges for customers' and non-customers' security-based swap accounts . . . $ ______ [12047]
      4. Additional charges for customers' and non-customers' swap accounts $ ______ [12048]
   B. Aged fail-to-deliver: . . . $ ______ [3570]
      1. number of items . . . ______ [3450]
   C. Aged short security differences-less reserve of . . . $ ______ [3460] $ ______ [3580]
      number of items . . . ______ [3470]
   D. Secured demand note deficiency . . . $ ______ [3590]
   E. Commodity futures contracts and spot commodities - proprietary capital charges . . . $ ______ [3600]
   F. Other deductions and/or charges . . . $ ______ [3610]
   G. Deductions for accounts carried under Rules 15c3-1(a)(6) and (c)(2)(x) $ ______ [3615]
   H. Total deductions and/or charges (sum of Lines 6A-6G) . . . $(______) [3620]
7. Other additions and/or allowable credits (list) . . . $ ______ [3630]
8. Tentative net capital . . . $ ______ [3640]
9. Market risk exposure – for VaR firms (sum of Lines 9E, 9F, 9G, and 9H), . . . $ ______ [3677]
   A. Total value at risk (sum of Lines 9A1-9A5) . . . $ ______ [3634]
      Value at risk components
      1. Fixed income VaR . . . $ ______ [3636]
      2. Currency VaR . . . $ ______ [3637]
      3. Commodities VaR . . . $ ______ [3638]
      4. Equities VaR . . . $ ______ [3639]
      5. Credit derivatives VaR . . . $ ______ [3641]
   B. Diversification benefit . . . $ ______ [3642]
   C. Total diversified VaR (sum of Lines 9A and 9B) . . . $ ______ [3643]
   D. Multiplication factor . . . $ ______ [3645]
   E. Subtotal (Line 9C multiplied by Line 9D) . . . $ ______ [3655]
   F. Deduction for specific risk, unless included in Lines 9A-9E above . . . $ ______ [3646]

Name of Firm: ______

As of: ______

FOCUS Report Part II

Items on this page to be reported by a: Stand-Alone Broker-Dealer (Authorized to use models)
Stand-Alone SBSD (Authorized to use models)
Broker-Dealer SBSD (Authorized to use models)
Broker-Dealer MSBSP (Authorized to use models)

G. Risk deduction using scenario analysis (sum of Lines 9G1-9G5) . . . $ ______ [3647]

1. Fixed income . . . $ ______ [3648]
2. Currency . . . $ ______ [3649]
3. Commodities . . . $ ______ [3651]
4. Equities . . . $ ______ [3652]
5. Credit derivatives . . . $ ______ [3653]

H. Residual marketable securities (see Rule 15c3-1(c)(2)(vi) or 18a-1(c)(1)(vii), as applicable)) . . . $ ______ [3665]

10. Market risk exposure – for Basel 2.5 firms (sum of Lines 10E, 10H, 10I, 10J, 10K, 10L, 10M, 10N, and 10O) $ ______ [12776]

A. Total value at risk (sum of Lines 10A1-10A5) . . . $ ______ [12762]

Value at risk components

1. Fixed income VaR . . . $ ______ [12758]
2. Currency VaR . . . $ ______ [12759]
3. Commodities VaR . . . $ ______ [12760]
4. Equities VaR . . . $ ______ [12761]
5. Credit derivatives VaR . . . $ ______ [12029]

B. Diversification benefit . . . $ ______ [12763]

C. Total diversified VaR (sum of Line 10A and 10B) . . . $ ______ [12030]

D. Multiplication factor . . . $ ______ [12764]

E. Subtotal (Line 10C is multiplied by Line 10D) . . . $ ______ [12765]

F. Total stressed VaR (SVaR) . . . $ ______ [12765]

G. Multiplication factor . . . $ ______ [12767]

H. Subtotal (Line 10F multiplied by Line 10G) . . . $ ______ [12768]

I. Incremental risk charge (IRC) . . . $ ______ [12769]

J. Comprehensive risk measure (CRM) . . . $ ______ [12770]

K. Specific risk – standard specific market risk (SSMR) . . . $ ______ [12771]

L. Specific risk – securitization (SFA / SSFA) . . . $ ______ [12772]

M. Alternative method for equities under Appendix A to Rule 15c3-1 or Rule 18a-1a, as applicable . . . $ ______ [12773]

N. Residual positions . . . $ ______ [12774]

O. Other . . . $ ______ [12775]

11. Credit risk exposure for certain counterparties (see Appendix E to Rule 15c3-1 or Rule 18a-1(e)(2), as applicable)

A. Counterparty exposure charge (add Lines 11A1 and 11A2) . . . $ ______ [3676]

1. Net replacement value default, bankruptcy . . . $ ______ [12049]
2. Credit equivalent amount exposure to the counterparty multiplied by the credit-risk weight of the counterparty multiplied by 8% . . . $ ______ [12050]

B. Concentration charge . . . $ ______ [3659]

1. Credit risk weight ≤ 20% . . . $ ______ [3656]
2. Credit risk weight >20% and ≤ 50% . . . $ ______ [3657]
3. Credit risk weight >50% . . . $ ______ [3658]

C. Portfolio concentration charge . . . $ ______ [3678]

12. Total credit risk exposure (add Lines11A, 11B and 11C) . . . $ ______ [3688]

13. Net capital(for VaR firms, subtract Lines 9 and 12 from Line 8) (for Basel 2.5 firms, subtract Lines 10 and 12 from Line 8) . . . $ ______ [3750]

Name of Firm: ______

As of: ______

FOCUS Report Part II

Items on this page to be reported by a: Stand-Alone Broker-Dealer (Not Authorized to use models)
Stand-Alone SBSD (Not Authorized to use models)
Broker-Dealer SBSD (Not Authorized to use models)
Broker-Dealer MSBSP (Not Authorized to use models)

Computation of Net Capital

1. Total ownership equity from Item 1800					$ 12,665,997	3480
2. Deduct ownership equity not allowable for net capital					$( )	3490
3. Total ownership equity qualified for net capital					$ 12,665,997	3500
4. Add:						
A. Liabilities subordinated to claims of creditors allowable in computation of net capital					$	3520
B. Other (deductions) or allowable credits (list)					$	3525
5. Total capital and allowable subordinated liabilities					$ 12,665,997	3530
6. Deductions and/or charges						
A. Total nonallowable assets from Statement of Financial Condition			$ 3,189,102	3540		
1. Additional charges for customers' and non-customers' security accounts			$	3550		
2. Additional charges for customers' and non-customers' commodity accounts			$	3560		
3. Additional charges for customers' and non-customers' security-based swap accounts			$	12051		
4. Additional charges for customers' and non-customers' swap accounts			$	12052		
B. Aged fail-to-deliver			$ 1,432	3570		
1. number of items	1	3450				
C. Aged short security differences-less reserve of	$	3460	$	3580		
number of items		3470				
D. Secured demand note deficiency			$	3590		
E. Commodity futures contracts and spot commodities - proprietary capital charges			$	3600		
F. Other deductions and/or charges			$ 49	3610		
G. Deductions for accounts carried under Rules 15c3-1(a)(6) and (c)(2)(x)			$	3615		
H. Total deductions and/or charges					$(3,190,583)	3620
7. Other additions and/or allowable credits (list)					$	3630
8. Tentative net capital (net capital before haircuts)					$ 9,475,414	3640
9. Haircuts on securities other than security-based swaps						
A. Contractual securities commitments			$	3660		
B. Subordinated securities borrowings			$	3670		
C. Trading and investment securities			$			
1. Bankers' acceptances, certificates of deposit, commercial paper, and money market instruments			$	3680		
2. U.S. and Canadian government obligations			$	3690		
3. State and municipal government obligations			$	3700		
4. Corporate obligations			$	3710		
5. Stocks and warrants			$	3720		
6. Options			$	3730		
7. Arbitrage			$	3732		
8. Risk-based haircuts computed under 17 CFR 240.15c3-1a or 17 CFR 240.18a-1a			$	12028		
9. Other securities			$	3734		
D. Undue concentration			$	3650		
E. Other (List:)			$	3736		
10. Haircuts on security-based swaps			$	12053		
11. Haircuts on swaps			$	12054		
12. Total haircuts (sum of Lines 9A-9E, 10, and 11)					$( )	3740
13. Net capital (Line 8 minus Line 12)					$ 9,475,414	3750

Name of Firm: RAYMOND JAMES (USA) LTD.

As of: 09/30/23

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Broker-Dealer SBSD (other than OTC Derivatives Dealer)
Broker-Dealer MSBSP

Calculation of Excess Tentative Net Capital (If Applicable)

1. Tentative net capital	$		3640
2. Minimum tentative net capital requirement	$		12055
3. Excess tentative net capital (difference between Lines 1 and 2)	$		12056
4. Tentative net capital in excess of 120% of minimum tentative net capital requirement reported on Line 2	$		12057

Calculation of Minimum Net Capital Requirement

5. Ratio minimum net capital requirement			
A. 62/3% of total aggregate indebtedness (Line Item 3840)	$		3756
B. 2% of aggregate debit items as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3	$	55,036	3870
i. Minimum CFTC net capital requirement (if applicable) $ ______ 7490			
C. Percentage of risk margin amount computed under 17 CFR 240.15c3-1(a)(7)(i) or (a)(10)	$		12058
D. For broker-dealers engaged in reverse repurchase agreements, 10% of the amounts in 17 CFR 240.15c3-1(a)(9)(i)-(iii)	$		12059
E. Minimum ratio requirement (sum of Lines 5A, 5B, 5C, and/or 5D, as applicable)	$	55,036	12060
6. Fixed-dollar minimum net capital requirement	$	250,000	3880
7. Minimum net capital requirement (greater of Lines 5E and 6)	$	250,000	3760
8. Excess net capital (Item 3750 minus Item 3760)	$	9,225,414	3910
9. Net capital and tentative net capital in relation to early warning thresholds			
A. Net capital in excess of 120% of minimum net capital requirement reported on Line 7	$	9,175,414	12061
B. Net capital in excess of 5% of combined aggregate debit items as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3	$	9,337,824	3920

Computation of Aggregate Indebtedness (If Applicable)

10. Total aggregate indebtedness liabilities from Statement of Financial Condition (Item 1230)	$		3790
11. Add			
A. Drafts for immediate credit $ ______ 3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited $ ______ 3810			
C. Other unrecorded amounts (list) $ ______ 3820			
D. Total additions (sum of Line Items 3800, 3810, and 3820)	$		3830
12. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (see Rule 15c3-1(c)(1)(vii))	$		3838
13. Total aggregate indebtedness (sum of Line Items 3790 and 3830)	$		3840
14. Percentage of aggregate indebtedness to net capital (Item 3840 divided by Item 3750)	%		3850
15. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (Item 3840 divided by Item 3750 less Item 4880)	%		3853

Calculation of Other Ratios

16. Percentage of net capital to aggregate debits (Item 3750 divided by Item 4470)	%	344.34	3851
17. Percentage of net capital, after anticipated capital withdrawals, to aggregate debits (Item 3750 less Item 4880, divided by Item 4470)	%	344.34	3854
18. Percentage of debt to debt-to-equity total, computed in accordance with Rule 15c3-1(d)	%	0.00	3860
19. Options deductions/net capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6) and (c)(2)(x) divided by net capital	%		3852

Items on this page to be reported by a: Stand-Alone SBSD
SBSD registered as an OTC Derivatives Dealer

Calculation of Excess Tentative Net Capital (If Applicable)

1. Tentative net capital	$		3640
2. Fixed-dollar minimum tentative net capital requirement	$		12062
3. Excess tentative net capital (difference between Lines 1 and 2)	$		12063
4. Tentative net capital in excess of 120% of minimum tentative net capital requirements reported on Line 2	$		12064

Calculation of Minimum Net Capital Requirement

5. Ratio minimum net capital requirement – Percentage of risk margin amount computed under 17 CFR 240.18a-1(a)(1)	$		12065
6. Fixed-dollar minimum net capital requirement	$		3880
7. Minimum net capital requirement (greater of Lines 5 and 6)	$		3760
8. Excess net capital (Item 3750 minus Item 3760)	$		3910
9. Net capital in excess of 120% of minimum net capital requirement reported on Line 7 (Line Item 3750 – [Line Item 3760 x 120%])	$		12066

Name of Firm: ______________________

As of: ______________

Items on this page to be reported by a: Stand-Alone MSBSP

1. Total ownership equity (from Item 1800)	$		1800
2. Goodwill and other intangible assets	$		12067
3. Tangible net worth (Line 1 minus Line 2)	$		12068

Name of Firm: ______________________

As of: ______________

FOCUS Report Part II

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Stand-Alone SBSD
Broker-Dealer SBSD
Stand-Alone MSBSP
Broker-Dealer MSBSP

For the period (MMDDYY) from 07/01/23 [3932] to 09/30/23 [3933] Number of months included in this statement 3 [3931]

REVENUE

1. Commissions				
A. Commissions on transactions in listed equity securities executed on an exchange			$ 478,686	3935
B. Commissions on transactions in exchange listed equity securities executed over-the-counter			$ 120,506	3937
C. Commissions on listed option transactions			$	3938
D. All other securities commissions			$ 235,728	3939
E. Total securities commissions			$ 834,920	3940
2. Gains or losses on firm securities trading accounts				
A. From market making in over-the-counter equity securities			$	3941
1. Includes gains or losses on OTC market making in exchange-listed equity securities	$	3943		
B. From trading in debt securities			$	3944
C. From market making in options on a national securities exchange			$	3945
D. From all other trading			$	3949
E. Total gains or losses			$	3950
3. Gains or losses from derivatives trading			$	3926
4. Gains or losses on firm securities investment accounts				
A. Includes realized gains or losses	$ 0	4235		
B. Includes unrealized gains or losses	$	4236		
C. Total realized and unrealized gains or losses			$ 0	3952
5. Gains or losses from underwriting and selling groups			$ 7,278	3955
A. Includes underwriting income from corporate equity securities	$	4237		
6. Margin interest			$	3960
7. Revenue from sale of investment company shares			$	3970
8. Fees for account supervision, investment advisory and administrative services			$ 3,116,121	3975
9. Revenue from research services			$	3980
10. Gains or losses on commodities			$	3990
11. Other revenue related to securities business			$	3985
12. Other revenue			$ 231,673	3995
13. Total revenue			$ 4,189,992	4030

EXPENSES

14. Registered representatives' compensation			$ 2,450,419	4110
15. Clerical and administrative employees' expenses			$ 529,330	4040
16. Salaries and other employment costs for general partners, and voting stockholder officers			$	4120
A. Includes interest credited to general and limited partners' capital accounts	$	4130		
17. Floor brokerage paid to certain brokers (see definition)			$ 4,661	4055
18. Commissions and clearance paid to all other brokers (see definition)			$	4145
19. Clearance paid to non-brokers (see definition)			$	4135
20. Communications			$ 534,466	4060
21. Occupancy and equipment costs			$ 109,288	4080
22. Promotional costs			$ 64,923	4150
23. Interest expense			$ 446	4075
A. Includes interest on accounts subject to subordination agreements	$	4070		
24. Losses in error account and bad debts			$	4170
25. Data processing costs (including service bureau service charges)			$	4186
26. Non-recurring charges			$	4190

Name of Firm: RAYMOND JAMES (USA) LTD.

As of: 09/30/23

STATEMENT OF INCOME (LOSS) OR STATEMENT OF COMPREHENSIVE INCOME, AS APPLICABLE

FOCUS Report Part II

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Stand-Alone SBSD
Broker-Dealer SBSD
Stand-Alone MSBSP
Broker-Dealer MSBSP

27. Regulatory fees and expenses			$ 39,471	4195
28. Other expenses			$ 14,047	4100
29. Total expenses			$ 3,747,051	4200

NET INCOME/COMPREHENSIVE INCOME

30. Income or loss before federal income taxes and items below (Line 13 less Line 29)			$ 442,941	4210
31. Provision for Federal Income taxes (for parent only)			$ 193,515	4220
32. Equity in earnings or losses of unconsolidated subsidiaries not included above			$	4222
A. After Federal income taxes of	$	4238		
33. Net income or loss after federal income taxes			$ 249,426	4230
34. Other comprehensive income (loss)			$	4226
A. After Federal income taxes of	$	4227		
35. Comprehensive income (loss)			$ 249,426	4228

MONTHLY INCOME

36. Net income (current month only) before comprehensive income and provision for federal income taxes	$ 176,831	4211

2023-10-24 11:27PM EDT
Status: Accepted

FOCUS Report Part II

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Stand-Alone SBSD
Broker-Dealer SBSD
Broker-Dealer MSBSP

OWNERSHIP EQUITY AND SUBORDINATED LIABILITIES MATURING OR PROPOSED TO BE WITHDRAWN WITHIN THE NEXT SIX MONTHS AND ACCRUALS, WHICH HAVE NOT BEEN DEDUCTED IN THE COMPUTATION OF NET CAPITAL

Type of Proposed withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MM/DD/YY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	$ 4603	4604	4605
4610	4611	4612	$ 4613	4614	4615
4620	4621	4622	$ 4623	4624	4625
4630	4631	4632	$ 4633	4634	4635
4640	4641	4642	$ 4643	4644	4645
4650	4651	4652	$ 4653	4654	4655
4660	4661	4662	$ 4663	4664	4665
4670	4671	4672	$ 4673	4674	4675
4680	4681	4682	$ 4683	4684	4685
4690	4691	4692	$ 4693	4694	4695
		TOTAL	$ 4699*		

* To agree with the total on Recap (Item No. 4880)

Instructions: Detailed listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. This section must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation, which could be required by the lender on demand or in less than six months.

CODE:	DESCRIPTIONS:
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	Assets not readily convertible into cash

Name of Firm: RAYMOND JAMES (USA) LTD.

As of: 09/30/23

2023-10-24 11:27PM EDT
Status: Accepted

FOCUS Report Part II

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Stand-Alone SBSD
Broker-Dealer SBSD
Broker-Dealer MSBSP

OWNERSHIP EQUITY AND SUBORDINATED LIABILITIES MATURING OR PROPOSED TO BE WITHDRAWN WITHIN THE NEXT SIX MONTHS AND ACCRUALS, WHICH HAVE NOT BEEN DEDUCTED IN THE COMPUTATION OF NET CAPITAL

1. Equity capital		
A. Partnership and limited liability company capital		
1. General partners	$	4700
2. Limited partners and limited liability company members	$	4710
3. Undistributed profits	$	4720
4. Other (describe below)	$	4730
5. Sole proprietorship	$	4735
B. Corporation capital		
1. Common stock	$	4740
2. Preferred stock	$	4750
3. Retained earnings (dividends and other)	$	4760
4. Other (describe below)	$	4770
2. Subordinated liabilities		
A. Secured demand notes	$	4780
B. Cash subordinations	$	4790
C. Debentures	$	4800
D. Other (describe below)	$	4810
3. Other anticipated withdrawals		
A. Bonuses	$	4820
B. Voluntary contributions to pension or profit sharing plans	$	4860
C. Other (describe below)	$	4870
Total (sum of Lines 1-3):	$	4880

4. Description of Other

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP, LLC OR CORPORATION)

1. Balance, beginning of period		$	12,416,571	4240
A. Net income (loss) or comprehensive income (loss), as applicable		$	249,426	4250
B. Additions (Includes non-conforming capital of	$ 4262)	$	0	4260
C. Deductions (Includes non-conforming capital of	$ 4272)	$	0	4270
2. Balance, end of period (From Item 1800)		$	12,665,997	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

3. Balance, beginning of period	$		4300
A. Increases	$		4310
B. Decreases	$		4320
4. Balance, end of period (From item 3520)	$		4330

Name of Firm: RAYMOND JAMES (USA) LTD.

As of: 09/30/23

FOCUS Report Part II

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Stand-Alone SBSD
Broker-Dealer SBSD
Broker-Dealer MSBSP

	Valuation		Number	
1. Month end total number of stock record breaks				
A. Breaks long unresolved for more than three business days	$	4890		4900
B. Breaks short unresolved for more than seven business days after discovery	$	4910		4920

2. Is the firm in compliance with Rule 17a-13 or 18a-9, as applicable, regarding periodic count and verification of securities positions and locations at least once in each calendar quarter ? (Check one) Yes [X] 4930 No [ ] 4940

A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13.

3. Personnel employed at end of reporting period		
A. Income producing personnel		4950
B. Non-income producing personnel (all other)		4960
C. Total (sum of Lines 3A-3B)		4970
4. Actual number of tickets executed during the reporting period	5,744	4980
5. Number of corrected customer confirmations sent after settlement date	7	4990

	No. of Items		Ledger Amount		Market Value	
6. Failed to deliver 5 business days or longer (21 business days or longer in the case of Municipal Securities)		5360	$	5361	$	5362
7. Failed to receive 5 business days or longer (21 business days or longer in the case of Municipal Securities)		5363	$	5364	$	5365

8. Security (including security-based swap) concentrations		
A. Proprietary positions for which there is an undue concentration	$	5370
B. Customers' and security-based swap customers' accounts under Rules 15c3-3 or 18a-4, as applicable	$	5374
9. Total of personal capital borrowings due within six months	$	5378
10. Maximum haircuts on underwriting commitments during the period	$	5380
11. Planned capital expenditures for business expansion during next six months	$	5382
12. Liabilities of other individuals or organizations guaranteed by respondent	$	5384
13. Lease and rentals payable within one year	$	5386
14. Aggregate lease and rental commitments payable for entire term of the lease		
A. Gross	$	5388
B. Net	$	5390

Name of Firm: RAYMOND JAMES (USA) LTD.

As of: 09/30/23

FOCUS Report Part II

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Stand-Alone SBSD
Broker-Dealer SBSD
Broker-Dealer MSBSP

Operational Deductions from Capital – Note A

		I No. of Items		II Debits (Short Value) (Omit 000's)		III Credits (Long Value) (Omit 000's)		IV Deductions In Computing Net Capital (Omit Pennies)	
1. Money suspense and balancing differences			5610	$	5810	$	6010	$	6012
2. Security suspense and differences with related	L		5620	$	5820	$	6020	$	6022
money balances	S		5625	$	5825	$	6025	$	6027
3. Market value of short and long security suspense and differences without related money (other than reported in line 4, below)			5630	$	5830	$	6030	$	6032
4. Market value of security record breaks			5640	$	5840	$	6040	$	6042
5. Unresolved reconciling differences with others:									
A. Correspondents, broker-dealers, SBSDs, and MSBSPs	L		5650	$	5850	$	6050	$	6052
	S		5655	$	5855	$	6055	$	6057
B. Depositories			5660	$	5860	$	6060	$	6062
C. Clearing Organizations	L		5670	$	5870	$	6070	$	6072
	S		5675	$	5875	$	6075	$	6077
D. Inter-company Accounts			5680	$	5880	$	6080	$	6082
E. Bank Accounts and Loans			5690	$	5890	$	6090	$	6092
F. Other			5700	$	5900	$	6100	$	6102
G. (Offsetting) Lines 5A through 5F			5720	$ ( )	5920	$( )	6120		
TOTAL (Lines 5A-5G)			5730	$	5930	$	6130	$	6132
6. Commodity Differences			5740	$	5940	$	6140	$	6142
7. Open transfers and reorganization account items over 40 days not confirmed or verified			5760	$	5960	$	6160	$	6162
8. TOTAL (Lines 1-7)			5770	$	5970	$	6170	$	6172
9. Lines 1-6 resolved subsequent to report date			5775	$	5975	$	6175	$	6177
10. Aged Fails –to deliver		1	5780	$ 4	5980	$	6180	$ 1,432	6182
–to receive		0	5785	$	5985	$ 0	6185	$ 0	6187

NOTE A – This section must be completed as follows:

1. The filers must complete Column IV, Lines 1 through 8 and 10, reporting deductions from capital as of the report date whether resolved subsequently or not (see instructions relative to each line item).
2. Columns I, II and III of Lines 1 through 8 must be completed only if the total deduction on Column IV of Line 8 equals or exceeds 25% of excess net capital as of the prior month end reporting date. All columns of Line 10 require completion.
3. A response to Columns I through IV of Line 9 and the "Potential Operational Charges Not Deducted From Capital-Note B" are required only if:
   A. The parameters cited in Note A-2 exist, and
   B. The total deduction, Line 8, Column IV, for the current month exceeds the total deductions for the prior month by 50% or more.
4. All columns and Lines 1 through 10 must be answered if required. If respondent has nothing to report, enter "0."

Other Operational Data (Items 1, 2 and 3 below require an answer)

Item 1. Have the accounts enumerated on Lines 5A through 5F above been reconciled with statements received from others within 35 days for Lines 5A through 5D and 65 days for Lines 5E and 5F prior to the report date and have all reconciling differences been appropriately comprehended in the computation of net capital at the report date? If this has not been done in all respects, answer No.
Yes X [5600]
No [5601]

Item 2. Do the respondent's books reflect a concentrated position in commodities? If yes, report the totals ($000 omitted) in accordance with the specific instructions. If No, answer "0" for:

A. Firm trading and investment accounts .... $ ______ [5602]
B. Customers' and non-customers' and other accounts .... $ ______ [5603]

Item 3. Does respondent have any planned operational changes? (Answer Yes or No based on specific instructions.) ....
Yes [5604]
No X [5605]

Name of Firm: RAYMOND JAMES (USA) LTD.

As of: 09/30/23

2023-10-24 11:27PM EDT
Status: Accepted

FOCUS Report Part II

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Stand-Alone SBSD
Broker-Dealer SBSD
Stand-Alone MSBSP
Broker-Dealer MSBSP

Potential Operational Charges Not Deducted From Capital - Note B

		I No. of Items	II Debits (Short Value) (Report in Thousands)	III Credits (Long Value) (Report in Thousands)	IV Deductions in Computing Net Capital (Omit Pennies)
1. Money suspense and balancing differences		[6210]	$ [6410]	$ [6610]	$ [6612]
2. Security suspense and differences with related money balances	L	[6220]	$ [6420]	$ [6620]	$ [6622]
	S	[6225]	$ [6425]	$ [6625]	$ [6627]
3. Market value of short and long security suspense and differences without related money (other than reported in line 4, below)		[6230]	$ [6430]	$ [6630]	$ [6632]
4. Market value of security record breaks		[6240]	$ [6440]	$ [6640]	$ [6642]
5. Unresolved reconciling differences with others:					
A. Correspondents, broker-dealers, SBSDs, and MSBSPs	L	[6250]	$ [6450]	$ [6650]	$ [6652]
	S	[6255]	$ [6455]	$ [6655]	$ [6657]
B. Depositories		[6260]	$ [6460]	$ [6660]	$ [6662]
C. Clearing Organizations	L	[6270]	$ [6470]	$ [6670]	$ [6672]
	S	[6275]	$ [6475]	$ [6675]	$ [6677]
D. Inter-company Accounts		[6280]	$ [6480]	$ [6680]	$ [6682]
E. Bank Accounts and Loans		[6290]	$ [6490]	$ [6690]	$ [6692]
F. Other		[6300]	$ [6500]	$ [6700]	$ [6702]
G. (Offsetting) Lines 5A through 5F		[6310]	$( ) [6510]	$( ) [6710]	
TOTAL (Lines 5A-5G)		[6330]	$ [6530]	$ [6730]	$ [6732]
6. Commodity Differences		[6340]	$ [6540]	$ [6740]	$ [6742]
7. TOTAL (Lines 1-6)		[6370]	$ [6570]	$ [6770]	$ [6772]

NOTE B - This section must be completed as follows:

1. Lines 1 through 6 and Columns I through IV must be completed only if:
   A. The total deductions on Line 8, Column IV, of the "Operational Deductions From Capital-Note A" equal or exceed 25% of excess net capital as of the prior month end reporting date; and
   B. The total deduction on Line 8, Column IV, , of the "Operational Deductions From Capital-Note A" for the current month exceeds the total deductions for the prior month by 50% or more. If respondent has nothing to report, enter "0."
2. Include only suspense and difference items open at the report date which were NOT required to be deducted in the computation of net capital AND which were not resolved seven (7) business days subsequent to the report date.
3. Include in Column IV only additional deductions not comprehended in the computation of net capital at the report date.
4. Include on Lines 5A through 5F unfavorable differences offset by favorable differences at the report date if resolution of the favorable items resulted in additional deductions in the computation of net capital subsequent to the report date.
5. Exclude from Lines 5A through 5F new reconciling differences disclosed as a result of reconciling with the books of account statements received subsequent to the report date.
6. Lines 1 through 5 above correspond to similar lines in the "Operational Deductions From Capita-Note A" and the same instructions should be followed except as stated in Notes B-1 through B-5 above.

Name of Firm: RAYMOND JAMES (USA) LTD.

As of: 09/30/23

FOCUS Report Part II

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Broker-Dealer SBSD
Broker-Dealer MSBSP

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A)	$ 2,685,575	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	$	4350		
3. Monies payable against customers' securities loaned (see Note C)	$	4360		
4. Customers' securities failed to receive (see Note D)	$ 56,159	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers	$	4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	$	4390		
7. ** Market value of short security count differences over 30 calendar days old	$	4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	$	4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	$	4420		
10. Other (List: ____________)	$	4425		
11. TOTAL CREDITS (sum of Lines 1-10)			$ 2,741,734	4430

DEBIT BALANCES

12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection (see Note E)	$ 56,221	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	$	4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	$ 2,695,574	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)	$	4465		
16. Margin required and on deposit with a clearing agency registered with the Commission under section 17A of the Act (15 U.S.C. 78q-1) or a derivatives clearing organization registered with the Commodity Futures Trading Commission under section 5b of the Commodity Exchange Act (7 U.S.C. 7a-1) related to the following types of positions written, purchased or sold in customer accounts: (1) security futures products and (2) futures contracts (and options thereon) carried in a securities account pursuant to an SRO portfolio margining rule (see Note G)	$	4467		
17. Other (List: ____________)	$	4469		
18. ** Aggregate debit items (sum of Lines 12-17)			$ 2,751,795	4470
19. ** Less 3% (for alternative method only – see Rule 15c3-1(a)(1)(ii)) (3% x Line Item 4470)			$(82,554)	4471
20. **TOTAL DEBITS (Line 18 less Line 19)			$ 2,669,241	4472

RESERVE COMPUTATION

21. Excess of total debits over total credits (line 20 less line 11)			$ 0	4480
22. Excess of total credits over total debits (line 11 less line 20)			$ 72,493	4490
23. If computation is made monthly as permitted, enter 105% of excess of total credits over total debits			$	4500
24. Amount held on deposit in "Reserve Bank Account(s)", including	$	4505	value of qualified securities, at end of reporting period $ 3,326,608	4510
25. Amount of deposit (or withdrawal) including	$	4515	value of qualified securities $	4520
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including	$	4525	value of qualified securities $ 3,326,608	4530
27. Date of deposit (MM/DD/YY)				4540

FREQUENCY OF COMPUTATION

28. Daily ______ 4332 Weekly X 4333 Monthly ______ 4334

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (a)(1)(ii) of Rule 15c3-1.

References to notes in this section refer to the notes to 17 CFR 240.15c3-1a.

Name of Firm: RAYMOND JAMES (USA) LTD.

As of: 09/30/23

FOCUS Report Part II

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Broker-Dealer SBSD
Broker-Dealer MSBSP

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B . . . . $ ______ [4586]

   A. Number of items . . . . ______ [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D . . . . $ ______ [4588]

   A. Number of items . . . . ______ [4589]

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 . . . Yes ___X___ [4584] No ______ [4585]

Notes:

A--Do not include in Line 1 customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B--State separately in response to Lines 1 and 2 whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C--Be sure to include in Line 2 only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D--Line 2 must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to Line 2 should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FOCUS Report Part II

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Broker-Dealer SBSD
Broker-Dealer MSBSP

CREDIT BALANCES

1. Free credit balances and other credit balances in PAB security accounts (see Note A)	$	[2110]		
2. Monies borrowed collateralized by securities carried for the accounts of PAB (see Note B)	$	[2120]		
3. Monies payable against PAB securities loaned (see Note C)	$	[2130]		
4. PAB securities failed to receive (see Note D)	$	[2140]		
5. Credit balances in firm accounts which are attributable to principal sales to PAB	$	[2150]		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	$	[2152]		
7. ** Market value of short security count differences over 30 calendar days old	$	[2154]		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	$	[2156]		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	$	[2158]		
10. Other (List: ______)	$	[2160]		
11. TOTAL PAB CREDITS (sum of Lines 1-10)			$	[2170]

DEBIT BALANCES

12. Debit balances in PAB cash and margin accounts excluding unsecured accounts and accounts doubtful of collection (see Note E)	$	[2180]		
13. Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery on PAB securities failed to deliver	$	[2190]		
14. Failed to deliver of PAB securities not older than 30 calendar days	$	[2200]		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in PAB accounts (see Note F)	$	[2210]		
16. Margin required and on deposit with a clearing agency registered with the Commission under section 17A of the Exchange Act (15 U.S.C. 78q-1) or a derivatives clearing organization registered with the Commodity Futures Trading Commission under section 5b of the Commodity Exchange Act (7 U.S.C. 7a-1) related to the following types of positions written, purchased or sold in PAB accounts: (1) security futures products and (2) futures contracts (and options thereon) carried in a securities account pursuant to an SRO portfolio margining rule (see Note G)	$	[2215]		
17. Other (List)	$	[2220]		
18. TOTAL PAB DEBITS (sum of Lines 12-17)			$	[2230]

RESERVE COMPUTATION

19. Excess of total PAB debits over total PAB credits (line 18 less line 11)	$	[2240]
20. Excess of total PAB credits over total PAB debits (line 11 less line 18)	$	[2250]
21. Excess debits in customer reserve formula computation	$ 0	[2260]
22. PAB Reserve Requirement (line 20 less line 21)	$ 0	[2270]
23. Amount held on deposit in "Reserve Bank Account(s)", including $ ______ [2275] value of qualified securities, at end of reporting period	$	[2280]
24. Amount of deposit (or withdrawal) including $ ______ [2285] value of qualified securities	$	[2290]
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ______ [2295] value of qualified securities	$	[2300]
26. Date of deposit (MMDDYY)		[2310]

FREQUENCY OF COMPUTATION

27. Daily ______ [2315] Weekly ______ [2320] Monthly ______ [2330]

* See Notes regarding the PAB Reserve Bank Account Computation (Notes 1-10).

** In the event the net capital requirement is computed under the alternative method, this reserve formula shall be prepared in accordance with the requirements of paragraph (a)(1)(ii) of Rule 15c3-1.

References to notes in this section refer to the notes to 17 CFR 240.15c3-1a.

Name of Firm: RAYMOND JAMES (USA) LTD.

As of: 09/30/23

2023-10-24 11:27PM EDT
Status: Accepted

FOCUS Report Part II

Items on this page to be reported by a:

Stand-Alone Broker-Dealer (if claiming an exemption from Rule 15c3-3)
Broker-Dealer SBSD (if claiming an exemption from Rule 15c3-3)
Broker-Dealer MSBSP (if claiming an exemption from Rule 15c3-3)

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check all that apply):

A. (k) (1) – Limited business (mutual funds and/or variable annuities only) . . . . ______ [4550]

B. (k) (2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained . . . . ______ [4560]

C. (k) (2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s):
______ [4335] ______ [4570]

D. (k) (3) - Exempted by order of the Commission (include copy of letter) . . . . ______ [4580]

FOCUS Report Part II

COMPUTATION FOR DETERMINATION OF SECURITY-BASED SWAP CUSTOMER RESERVE REQUIREMENTS

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Stand-Alone SBSD
Broker-Dealer SBSD

CREDIT BALANCES

1. Free credit balances and other credit balances in the accounts carried for security-based swap customers (see Note A) .... $ ______ [12069]
2. Monies borrowed collateralized by securities in accounts carried for security-based swap customers (see Note B) .... $ ______ [12070]
3. Monies payable against security-based swap customers' securities loaned (see Note C) .... $ ______ [12071]
4. Security-based swap customers' securities failed to receive (see Note D) .... $ ______ [12072]
5. Credit balances in firm accounts attributable to principal sales to security-based swap customers $ ______ [12073]
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days .... $ ______ [12074]
7. ** Market value of short security count differences over 30 calendar days old .... $ ______ [12075]
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days .... $ ______ [12076]
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days .... $ ______ [12077]
10. Other (List) .... $ ______ [12078]
11. TOTAL CREDITS (sum of Lines 1-10) .... $ ______ [12089]

DEBIT BALANCES

12. Debit balances in accounts carried for security-based swap customers, excluding unsecured accounts and accounts doubtful of collection (see Note E) .... $ ______ [12079]
13. Securities borrowed to effectuate short sales by security-based swap customers and securities borrowed to make delivery on security-based swap customers' securities failed to deliver .... $ ______ [12080]
14. Failed to deliver of security-based swap customers' securities not older than 30 calendar days $ ______ [12081]
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in accounts carried for security-based swap customers(see Note F) .... $ ______ [12082]
16. Margin related to security future products written, purchased or sold in accounts carried for security- based swap customers required and on deposit in a qualified clearing agency account at a clearing agency registered with the Commission under section 17A of the Exchange Act(15 U.S.C. 78q-1) or a derivative clearing organization registered with the Commodity Futures Trading Commission under section 5b of the Commodity Exchange Act (7 U.S.C. 7a-1) (see Note G) .... $ ______ [12083]
17. Margin related to cleared security-based swap transactions in accounts carried for security-based swap customers required and on deposit in a qualified clearing agency account at a clearing agency registered with the Commission pursuant to section 17A of the Exchange Act (15 U.S.C. 78q-1) .... $ ______ [12084]
18. Margin related to non-cleared security-based swap transactions in accounts carried for security-based swap customers required and held in a qualified registered security-based swap dealer account at another security-based swap dealer .... $ ______ [12085]
19. Other (List) .... $ ______ [12086]
20. **Aggregate debit items .... $ ______ [12090]
21. **TOTAL DEBITS (sum of Lines 12-19) .... $ ______ [12091]

RESERVE COMPUTATION

22. Excess of total debits over total credits (Line 21 less Line 11) .... $ ______ [12092]
23. Excess of total credits over total debits (Line 11 less Line 21) .... $ ______ [12093]
24. Amount held on deposit in "Reserve Account(s)," including value of qualified securities, at end of reporting period .... $ ______ [12094]
25. Amount of deposit(or withdrawal) including $ ______ [12087] value of qualified securities .... $ ______ [12095]
26. New amount in Reserve Account(s) after adding deposit or subtracting withdrawal including $ ______ [12088] value of qualified securities .... $ ______ [12096]
27. Date of deposit (MMDDYY) .... $ ______ [12097]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (a)(1)(ii) of Rule 15c3-1.

References to notes in this section refer to the notes to 17 CFR 240.15c3-3b or 17 CFR 240.18a-4a, as applicable.

Name of Firm: RAYMOND JAMES (USA) LTD.

As of: 09/30/23

2023-10-24 11:27PM EDT
Status: Accepted

FOCUS Report Part II

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Stand-Alone SBSD
Broker-Dealer SBSD

State the market valuation and the number of items of:

1. Security-based swap customers' excess securities collateral not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3(p) or Rule 18a-4, as applicable. Notes A and B . . . . $ ____ [12098]
   A. Number of items . . . . ____ [12099]

2. Security-based swap customers' excess securities collateral for which instructions to reduce possession or control had not been issued as of the report date under Rule 15c3-3(p) or Rule 18a-4, as applicable . . . $ ____ [12100]
   A. Number of items . . . . ____ [12101]

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of security-based swap customers' excess securities collateral have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3(p) or Rule 18a-4, as applicable . . . . Yes ____ [12102] No ____ [12103]

Notes:

A -- Do not include in Line 1 security-based swap customers' excess securities collateral required to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the required time frames.

B -- State separately in response to Line 1 whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

Name of Firm: RAYMOND JAMES (USA) LTD.

As of: 09/30/23

2023-10-24 11:27PM EDT
Status: Accepted

FOCUS Report Part II

Items on this page to be reported by a: Stand-Alone SBSD (if claiming an exemption from Rule 18a-4)
SBSD registered as an OTC Derivatives Dealer (if claiming an exemption from Rule 18a-4)

EXEMPTION FROM RULE 18a-4

If an exemption from Rule 18a-4 is claimed, check the box .... [ ] 12104

Name of Firm: ____________________

As of: ____________

NET CAPITAL REQUIRED

A. Risk-Based Requirement

i. Amount of Customer Risk Maintenance Margin .... $ ______ [7415]

ii. Enter 8% of line A.i .... $ ______ [7425]

iii. Amount of Non-Customer Risk Maintenance Margin .... $ ______ [7435]

iv. Enter 8% of line A.iii .... $ ______ [7445]

v. Amount of uncleared swap margin ...... $ ______ [7446]

vi. If the FCM is also registered as a swap dealer, enter 2% of Line A.v .... $ ______ [7447]

vii. Enter the sum of Lines Aii, A.iv and A.vi. .... $ ______ [7455]

B. Minimum Dollar Amount Requirement .... $ ______ [7465]

C. Other NFA Requirement .... $ ______ [7475]

D. Minimum CFTC Net Capital Requirement.
Enter the greatest of lines A.vii., B or C .... $ ______ [7490]

Note: If amount on Line D is greater than the minimum net capital requirement computed on Item 3760, then enter this greater amount on Item 3760. The greater of the amount required by the SEC or CFTC is the minimum net capital requirement.

CFTC early warning level – enter the greatest of 110% of Line A.vii. or 150% of Line B or 150% of Line C ... $ ______ [7495]

FOCUS Report Part II

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES

Items on this page to be reported by: Futures Commission Merchant

SEGREGATION REQUIREMENTS

1. Net ledger balance			
A. Cash		$ ______	7010
B. Securities (at market)		$ ______	7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		$ ______	7030
3. Exchange traded options			
A. Add market value of open option contracts purchased on a contract market		$ ______	7032
B. Deduct market value of open option contracts granted (sold) on a contract market		$ (______)	7033
4. Net equity (deficit) (total of Lines 1, 2, and 3)		$ ______	7040
5. Accounts liquidating to a deficit and accounts with debit balances			
- gross amount	$ ______ 7045		
Less: amount offset by customer owned securities	$ (______) 7047	$ ______	7050
6. Amount required to be segregated (add lines 4 and 5)		$ ______	7060

FUNDS IN SEGREGATED ACCOUNTS

7. Deposited in segregated funds bank accounts		
A. Cash	$ ______	7070
B. Securities representing investments of customers' funds (at market)	$ ______	7080
C. Securities held for particular customers or option customers in lieu of cash (at market)	$ ______	7090
8. Margins on deposit with derivatives clearing organizations of contract markets		
A. Cash	$ ______	7100
B. Securities representing investments of customers' funds (at market)	$ ______	7110
C. Securities held for particular customers or option customers in lieu of cash (at market)	$ ______	7120
9. Net settlement from (to) derivatives clearing organizations of contract markets	$ ______	7130
10. Exchange traded options		
A. Value of open long option contracts	$ ______	7132
B. Value of open short option contracts	$ (______)	7133
11. Net equities with other FCMs		
A. Net liquidating equity	$ ______	7140
B. Securities representing investments of customers' funds (at market)	$ ______	7160
C. Securities held for particular customers or option customers in lieu of cash (at market)	$ ______	7170
12. Segregated funds on hand (describe: ______)	$ ______	7150
13. Total amount in segregation (add lines 7 through 12)	$ ______	7180
14. Excess (deficiency) funds in segregation (subtract line 6 from line 13)	$ ______	7190
15. Management Target Amount for Excess funds in segregation	$ ______	7194
16. Excess (deficiency) funds in segregation over (under) Management Target Amount Excess	$ ______	7198

Name of Firm: RAYMOND JAMES (USA) LTD.

As of: 09/30/23

FOCUS Report Part II

STATEMENT OF CLEARED SWAPS CUSTOMER SEGREGATION REQUIREMENTS AND FUNDS IN CLEARED SWAPS CUSTOMER ACCOUNTS UNDER SECTION 4D(F) OF THE COMMODITY EXCHANGE ACT

Items on this page to be reported by: Futures Commission Merchant

CLEARED SWAPS CUSTOMER REQUIREMENTS

1. Net ledger balance					
A. Cash			$		8500
B. Securities (at market)			$		8510
2. Net unrealized profit (loss) in open cleared swaps			$		8520
3. Cleared swaps options					
A. Market value of open cleared swaps option contracts purchased			$		8530
B. Market value of open cleared swaps option contracts granted (sold)			$	( )	8540
4. Net equity (deficit) (add lines 1, 2 and 3)			$		8550
5. Accounts liquidating to a deficit and accounts with debit balances					
- gross amount	$	8560			
Less: amount offset by customer owned securities	$ ( )	8570	$		8580
6. Amount required to be segregated for cleared swaps customers (add Lines 4 and 5)			$		8590

FUNDS IN CLEARED SWAPS CUSTOMER SEGREGATED ACCOUNTS

7. Deposited in cleared swaps customer segregated accounts at banks			
A. Cash	$		8600
B. Securities representing investment of cleared swaps customers' funds (at market)	$		8610
C. Securities held for particular cleared swaps customers in lieu of cash (at market)	$		8620
8. Margins on deposit with derivatives clearing organizations in cleared swaps customer segregated accounts			
A. Cash	$		8630
B. Securities representing investment of cleared swaps customers' funds (at market)	$		8640
C. Securities held for particular cleared swaps customers in lieu of cash (at market)	$		8650
9. Net settlement from (to) derivatives clearing organizations	$		8660
10. Cleared swaps options			
A. Value of open cleared swaps long option contracts	$		8670
B. Value of open cleared swaps short option contracts	$	( )	8680
11. Net equities with other FCMs			
A. Net liquidating equity	$		8690
B. Securities representing investment of cleared swaps customers' funds (at market)	$		8700
C. Securities held for particular cleared swaps customers in lieu of cash (at market)	$		8710
12. Cleared swaps customer funds on hand (describe:)	$		8715
13. Total amount in cleared swaps customer segregation (add Lines 7 through 12)	$		8720
14. Excess (deficiency) funds in cleared swaps customer segregation (subtract Line 6 from Line 13)	$		8730
15. Management target amount for excess funds in cleared swaps segregated accounts	$		8760
16. Excess (deficiency) funds in cleared swaps customer segregated accounts over (under) management target excess	$		8770

Name of Firm: RAYMOND JAMES (USA) LTD.

As of: 09/30/23

FOCUS Report Part II

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS

Items on this page to be reported by a: Futures Commission Merchant

1. Amount required to be segregated in accordance with 17 CFR 32.6			$	[7200]
2. Funds/property in segregated accounts				
A. Cash	$	[7210]		
B. Securities (at market value)	$	[7220]		
C. Total funds/property in segregated accounts			$	[7230]
3. Excess (deficiency) funds in segregation (subtract Line 2C from Line 1)			$	[7240]

Name of Firm: RAYMOND JAMES (USA) LTD.

As of: 09/30/23

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS

Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder		$	7305
1. Net ledger balance - Foreign futures and foreign option trading - All Customers			
A. Cash		$	7315
B. Securities (at market)		$	7317
2. Net unrealized profit (loss) in open futures contracts traded on a foreign board of trade		$	7325
3. Exchange traded options			
A. Market value of open option contracts purchased on a foreign board of trade		$	7335
B. Market value of open contracts granted (sold) on a foreign board of trade		$	7337
4. Net equity (deficit)(add lines 1. 2. and 3.)		$	7345
5. Accounts liquidating to a deficit and accounts with debit balances - gross amount	$ 7351		
Less: amount offset by customer owned securities	$( ) 7352	$	7354
6. Amount required to be set aside as the secured amount - Net Liquidating Equity Method (add lines 4 and 5)		$	7355
7. Greater of amount required to be set aside pursuant to foreign jurisdiction (above) or line 6.		$	7360

Name of Firm: RAYMOND JAMES (USA) LTD.

As of: 09/30/23

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO CFTC REGULATION 30.7

2023-10-24 11:27PM EDT
Status: Accepted

Items on this page to be reported by: Futures Commission Merchant

FUNDS DEPOSITED IN SEPARATE 17 CFR. 30.7 ACCOUNTS

1. Cash in banks			
A. Banks located in the United States		$ [7500]	
B. Other banks qualified under 17 CFR. 30.7			
Name(s):	[7510]	$ [7520]	$ [7530]
2. Securities			
A. In safekeeping with banks located in the United States		$ [7540]	
B. In safekeeping with other banks designated by 17 CFR. 30.7			
Name(s):	[7550]	$ [7560]	$ [7570]
3. Equities with registered futures commission merchants			
A. Cash		$ [7580]	
B. Securities		$ [7590]	
C. Unrealized gain (loss) on open futures contracts		$ [7600]	
D. Value of long option contracts		$ [7610]	
E. Value of short option contracts		$( ) [7615]	$ [7620]
4. Amounts held by clearing organizations of foreign boards of trade			
Name(s):	[7630]		
A. Cash		$ [7640]	
B. Securities		[7650]	
C. Amount due to (from) clearing organizations - daily variation		$ [7660]	
D. Value of long option contracts		$ [7670]	
E. Value of short option contracts		$( ) [7675]	$ [7680]
5. Amounts held by members of foreign boards of trade			
Name(s):	[7690]		
A. Cash		$ [7700]	
B. Securities		$ [7710]	
C. Unrealized gain (loss) on open futures contracts		$ [7720]	
D. Value of long option contracts		$ [7730]	
E. Value of short option contracts		$( ) [7735]	$ [7740]
6. Amounts with other depositories designated by a foreign board of trade			
Name(s):	[7750]		$ [7760]
7. Segregated funds on hand (describe:)			$ [7765]
8. Total funds in separate 17 CFR 30.7 accounts			$ [7770]
9. Excess (deficiency) set aside funds for secured amount (Line Item 7770 minus Line Item 7360)			$ [7380]
10. Management target amount for excess funds in separate 17 CFR 30.7 accounts			$ [7780]
11. Excess (deficiency) funds in separate 17 CFR 30.7 accounts over (under) management target excess			$ [7785]

Name of Firm: RAYMOND JAMES (USA) LTD.

As of: 09/30/23

2023-10-24 11:27PM EDT
Status: Accepted

FOCUS Report Part II Schedule 1

Items on this page to be reported by:
Stand-Alone Broker-Dealer
Stand-Alone SBSD
Broker-Dealer SBSD
Stand-Alone MSBSP
Broker-Dealer MSBSP

Aggregate Securities, Commodities, and Swaps Positions	LONG/BOUGHT		SHORT/SOLD	
1. U.S. treasury securities	$	8200	$	8201
2. U.S. government agency and U.S. government-sponsored enterprises	$	8210	$	8211
A. Mortgage-backed securities issued by U.S. government agency and U.S. government-sponsored enterprises	$	18001	$	18002
B. Debt securities issued by U.S. government agency and U.S. government-sponsored enterprises	$	18003	$	18004
3. Securities issued by states and political subdivisions in the U.S	$	8220	$	8221
4. Foreign securities:				
A. Debt securities	$	8230	$	8231
B. Equity securities.	$	8235	$	8236
5. Money Market Instruments	$	8240	$	8241
6. Private Label Mortgage Backed Securities	$	8250	$	8251
7. Other asset-backed securities	$	8260	$	8261
8. Corporate obligations	$	8270	$	8271
9. Stocks and warrants (other than arbitrage positions)	$	8280	$	8281
10. Arbitrage	$	8290	$	8291
11. Spot commodities	$	8330	$	8331
12. Other securities and commodities	$	8360	$	8361
13. Securities with no ready market				
A. Equity	$	8340	$	8341
B. Debt	$	8345	$	8346
C. Other	$	8350	$	8351
D. Total securities with no ready market	$	12777	$	12782
14. Total net securities and spot commodities (sum of Lines 1-12 and 13D)	$	12778	$	12783
15. Security-based swaps				
A. Cleared	$	12106	$	12114
B. Non-cleared	$	12107	$	12115
16. Mixed swaps				
A. Cleared	$	12108	$	12116
B. Non-cleared	$	12109	$	12117
17. Swaps				
A. Cleared	$	12110	$	12118
B. Non-cleared	$	12111	$	12119
18. Other derivatives and options	$	8295	$	8296
19. Counterparty netting	$ 0	12779	$ 0	12784
20. Cash collateral netting	$ 0	12780	$ 0	12785
21. Total derivative receivables and payables (sum of Lines 15-20)	$ 0	12781	$ 0	12786
22. Total net securities, commodities, and swaps positions (sum of Lines 14 and 21)	$ 0	8370	$ 0	8371

Name of Firm: RAYMOND JAMES (USA) LTD.

As of: 09/30/23

FOCUS Report Part II Schedule 2

SCHEDULE 2 – CREDIT CONCENTRATION REPORT FOR FIFTEEN LARGEST EXPOSURES IN DERIVATIVES

2023-10-24 11:27PM EDT
Status: Accepted

Items on this page to be reported by: Stand-Alone Broker-Dealer (Authorized to use models)
Stand-Alone SBSD
Broker-Dealer SBSD
Stand-Alone MSBSP
Broker-Dealer MSBSP

I. By Current Net Exposure

	Counterparty Identifier	Gross Replacement Value Receivable (Gross Gain)	Gross Replacement Value Payable (Gross Loss)	Net Replacement Value	Current Net Exposure	Current Net and Potential Exposure	Margin Collected
1.	[12120]	$ [12135]	$ [12151]	$ [12167]	$ [12183]	$ [12199]	$ [12215]
2.	[12121]	$ [12136]	$ [12152]	$ [12168]	$ [12184]	$ [12200]	$ [12216]
3.	[12122]	$ [12137]	$ [12153]	$ [12169]	$ [12185]	$ [12201]	$ [12217]
4.	[12123]	$ [12138]	$ [12154]	$ [12170]	$ [12186]	$ [12202]	$ [12218]
5.	[12124]	$ [12139]	$ [12155]	$ [12171]	$ [12187]	$ [12203]	$ [12219]
6.	[12125]	$ [12140]	$ [12156]	$ [12172]	$ [12188]	$ [12204]	$ [12220]
7.	[12126]	$ [12141]	$ [12157]	$ [12173]	$ [12189]	$ [12205]	$ [12221]
8.	[12127]	$ [12142]	$ [12158]	$ [12174]	$ [12190]	$ [12206]	$ [12222]
9.	[12128]	$ [12143]	$ [12159]	$ [12175]	$ [12191]	$ [12207]	$ [12223]
10.	[12129]	$ [12144]	$ [12160]	$ [12176]	$ [12192]	$ [12208]	$ [12224]
11.	[12130]	$ [12145]	$ [12161]	$ [12177]	$ [12193]	$ [12209]	$ [12225]
12.	[12131]	$ [12146]	$ [12162]	$ [12178]	$ [12194]	$ [12210]	$ [12226]
13	[12132]	$ [12147]	$ [12163]	$ [12179]	$ [12195]	$ [12211]	$ [12227]
14.	[12133]	$ [12148]	$ [12164]	$ [12180]	$ [12196]	$ [12212]	$ [12228]
15.	[12134]	$ [12149]	$ [12165]	$ [12181]	$ [12197]	$ [12213]	$ [12229]
All other counterparties		$ [12150]	$ [12166]	$ [12182]	$ [12198]	$ [12214]	$ [12230]
Totals:		$ [7810]	$ [7811]	$ [7812]	$ [7813]	$ [7814]	$ [12231]

II. By Current Net and Potential Exposure

	Counterparty Identifier	Gross Replacement Value Receivable (Gross Gain)	Gross Replacement Value Payable (Gross Loss)	Net Replacement Value	Current Net Exposure	Current Net and Potential Exposure	Margin Collected
1.	[12232]	$ [12247]	$ [12264]	$ [12281]	$ [12298]	$ [12315]	$ [12332]
2.	[12233]	$ [12248]	$ [12265]	$ [12282]	$ [12299]	$ [12316]	$ [12333]
3.	[12234]	$ [12249]	$ [12266]	$ [12283]	$ [12300]	$ [12317]	$ [12334]
4.	[12235]	$ [12250]	$ [12267]	$ [12284]	$ [12301]	$ [12318]	$ [12335]
5.	[12236]	$ [12251]	$ [12268]	$ [12285]	$ [12302]	$ [12319]	$ [12336]
6.	[12237]	$ [12252]	$ [12269]	$ [12286]	$ [12303]	$ [12320]	$ [12337]
7.	[12238]	$ [12253]	$ [12270]	$ [12287]	$ [12304]	$ [12321]	$ [12338]
8.	[12239]	$ [12254]	$ [12271]	$ [12288]	$ [12305]	$ [12322]	$ [12339]
9.	[12240]	$ [12255]	$ [12272]	$ [12289]	$ [12306]	$ [12323]	$ [12340]
10.	[12241]	$ [12256]	$ [12273]	$ [12290]	$ [12307]	$ [12324]	$ [12341]
11.	[12242]	$ [12257]	$ [12274]	$ [12291]	$ [12308]	$ [12325]	$ [12342]
12.	[12243]	$ [12258]	$ [12275]	$ [12292]	$ [12309]	$ [12326]	$ [12343]
13.	[12244]	$ [12259]	$ [12276]	$ [12293]	$ [12310]	$ [12327]	$ [12344]
14.	[12245]	$ [12260]	$ [12277]	$ [12294]	$ [12311]	$ [12328]	$ [12345]
15.	[12246]	$ [12261]	$ [12278]	$ [12295]	$ [12312]	$ [12329]	$ [12346]
All other counterparties		$ [12262]	$ [12279]	$ [12296]	$ [12313]	$ [12330]	$ [12347]
Totals:		$ [12263]	$ [12280]	$ [12297]	$ [12314]	$ [12331]	$ [12348]

Name of Firm: ____________________

As of: ____________

FOCUS Report Part II Schedule 3	**SCHEDULE 3 – PORTFOLIO SUMMARY OF DERIVATIVES EXPOSURES BY INTERNAL CREDIT RATING**

2023-10-24 11:27PM EDT
Status: Accepted

Items on this page to be reported by: Stand-Alone Broker-Dealer (Authorized to use models)
Stand-Alone SBSD
Broker-Dealer SBSD
Stand-Alone MSBSP
Broker-Dealer MSBSP

	Internal Credit Rating	Gross Replacement Value Receivable	Gross Replacement Value Payable	Net Replacement Value	Current Net Exposure	Current Net and Potential Exposure	Margin Collected
1.	[12349]	$ [12386]	$ [12423]	$ [12460]	$ [12497]	$ [12534]	$ [12572]
2.	[12350]	$ [12387]	$ [12424]	$ [12461]	$ [12498]	$ [12535]	$ [12573]
3.	[12351]	$ [12388]	$ [12425]	$ [12462]	$ [12499]	$ [12536]	$ [12574]
4.	[12352]	$ [12389]	$ [12426]	$ [12463]	$ [12500]	$ [12537]	$ [12575]
5.	[12353]	$ [12390]	$ [12427]	$ [12464]	$ [12501]	$ [12538]	$ [12576]
6.	[12354]	$ [12391]	$ [12428]	$ [12465]	$ [12502]	$ [12539]	$ [12577]
7.	[12355]	$ [12392]	$ [12429]	$ [12466]	$ [12503]	$ [12540]	$ [12578]
8.	[12356]	$ [12393]	$ [12430]	$ [12467]	$ [12504]	$ [12541]	$ [12579]
9.	[12357]	$ [12394]	$ [12431]	$ [12468]	$ [12505]	$ [12542]	$ [12580]
10.	[12358]	$ [12395]	$ [12432]	$ [12469]	$ [12506]	$ [12543]	$ [12581]
11.	[12359]	$ [12396]	$ [12433]	$ [12470]	$ [12507]	$ [12544]	$ [12582]
12.	[12360]	$ [12397]	$ [12434]	$ [12471]	$ [12508]	$ [12545]	$ [12583]
13	[12361]	$ [12398]	$ [12435]	$ [12472]	$ [12509]	$ [12546]	$ [12584]
14.	[12362]	$ [12399]	$ [12436]	$ [12473]	$ [12510]	$ [12547]	$ [12585]
15.	[12363]	$ [12400]	$ [12437]	$ [12474]	$ [12511]	$ [12548]	$ [12586]
16.	[12364]	$ [12401]	$ [12438]	$ [12475]	$ [12512]	$ [12549]	$ [12587]
17.	[12365]	$ [12402]	$ [12439]	$ [12476]	$ [12513]	$ [12550]	$ [12588]
18.	[12366]	$ [12403]	$ [12440]	$ [12477]	$ [12514]	$ [12551]	$ [12589]
19.	[12367]	$ [12404]	$ [12441]	$ [12478]	$ [12515]	$ [12552]	$ [12590]
20.	[12368]	$ [12405]	$ [12442]	$ [12479]	$ [12516]	$ [12553]	$ [12591]
21.	[12369]	$ [12406]	$ [12443]	$ [12480]	$ [12517]	$ [12554]	$ [12592]
22.	[12370]	$ [12407]	$ [12444]	$ [12481]	$ [12518]	$ [12555]	$ [12593]
23.	[12371]	$ [12408]	$ [12445]	$ [12482]	$ [12519]	$ [12556]	$ [12594]
24.	[12372]	$ [12409]	$ [12446]	$ [12483]	$ [12520]	$ [12557]	$ [12595]
25.	[12373]	$ [12410]	$ [12447]	$ [12484]	$ [12521]	$ [12558]	$ [12596]
26.	[12374]	$ [12411]	$ [12448]	$ [12485]	$ [12522]	$ [12559]	$ [12597]
27.	[12375]	$ [12412]	$ [12449]	$ [12486]	$ [12523]	$ [12560]	$ [12598]
28.	[12376]	$ [12413]	$ [12450]	$ [12487]	$ [12524]	$ [12561]	$ [12599]
29.	[12377]	$ [12414]	$ [12451]	$ [12488]	$ [12525]	$ [12562]	$ [12600]
30.	[12378]	$ [12415]	$ [12452]	$ [12489]	$ [12526]	$ [12563]	$ [12601]
31.	[12379]	$ [12416]	$ [12453]	$ [12490]	$ [12527]	$ [12564]	$ [12602]
32.	[12380]	$ [12417]	$ [12454]	$ [12491]	$ [12528]	$ [12565]	$ [12603]
33.	[12381]	$ [12418]	$ [12455]	$ [12492]	$ [12529]	$ [12566]	$ [12604]
34.	[12382]	$ [12419]	$ [12456]	$ [12493]	$ [12530]	$ [12567]	$ [12605]
35.	[12383]	$ [12420]	$ [12457]	$ [12494]	$ [12531]	$ [12568]	$ [12606]
36.	[12384]	$ [12421]	$ [12458]	$ [12495]	$ [12532]	$ [12569]	$ [12607]
Unrated	[12385]	$ [12422]	$ [12459]	$ [12496]	$ [12533]	$ [12570]	$ [12608]
Totals		$ [7822]	$ [7823]	$ [7821]	$ [7820]	$ [12571]	$ [12609]

Name of Firm: ____________________

As of: ____________

2023-10-24 11:27PM EDT
Status: Accepted

FOCUS Report Part II Schedule 4

Items on this page to be reported by: Stand-Alone Broker-Dealer (Authorized to use models)
Stand-Alone SBSD
Broker-Dealer SBSD
Stand-Alone MSBSP
Broker-Dealer MSBSP

I. By Current Net Exposure

	Country	Gross Replacement Value Receivable	Gross Replacement Value Payable	Net Replacement Value	Current Net Exposure	Current Net and Potential Exposure	Margin Collected
1.	12610	$ 12620	$ 12630	$ 12640	$ 12650	$ 12661	$ 12671
2.	12611	$ 12621	$ 12631	$ 12641	$ 12651	$ 12662	$ 12672
3.	12612	$ 12622	$ 12632	$ 12642	$ 12652	$ 12663	$ 12673
4.	12613	$ 12623	$ 12633	$ 12643	$ 12653	$ 12664	$ 12674
5.	12614	$ 12624	$ 12634	$ 12644	$ 12654	$ 12665	$ 12675
6.	12615	$ 12625	$ 12635	$ 12645	$ 12655	$ 12666	$ 12676
7.	12616	$ 12626	$ 12636	$ 12646	$ 12656	$ 12667	$ 12677
8.	12617	$ 12627	$ 12637	$ 12647	$ 12657	$ 12668	$ 12678
9.	12618	$ 12628	$ 12638	$ 12648	$ 12658	$ 12669	$ 12679
10.	12619	$ 12629	$ 12639	$ 12649	$ 12659	$ 12670	$ 12680
Totals		$ 7803	$ 7804	$ 7802	$ 12660	$ 7801	$ 12681

II. By Current Net and Potential Exposure

	Country	Gross Replacement Value Receivable	Gross Replacement Value Payable	Net Replacement Value	Current Net Exposure	Current Net and Potential Exposure	Margin Collected
1.	12682	$ 12692	$ 12703	$ 12714	$ 12725	$ 12736	$ 12747
2.	12683	$ 12693	$ 12704	$ 12715	$ 12726	$ 12737	$ 12748
3.	12684	$ 12694	$ 12705	$ 12716	$ 12727	$ 12738	$ 12749
4.	12685	$ 12695	$ 12706	$ 12717	$ 12728	$ 12739	$ 12750
5.	12686	$ 12696	$ 12707	$ 12718	$ 12729	$ 12740	$ 12751
6.	12687	$ 12697	$ 12708	$ 12719	$ 12730	$ 12741	$ 12752
7.	12688	$ 12698	$ 12709	$ 12720	$ 12731	$ 12742	$ 12753
8.	12689	$ 12699	$ 12710	$ 12721	$ 12732	$ 12743	$ 12754
9.	12690	$ 12700	$ 12711	$ 12722	$ 12733	$ 12744	$ 12755
10.	12691	$ 12701	$ 12712	$ 12723	$ 12734	$ 12745	$ 12756
Totals		$ 12702	$ 12713	$ 12724	$ 12735	$ 12746	$ 12757

Name of Firm: ____________________

As of: ____________

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended Sep 30, 2023

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Raymond James (USA) Ltd

2100 925 West Georgia St, Vancouver, BC, V3C 3L2

SEC File 8-42071
Firm ID 25853

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $22,655.89

B. Less payment made with SIPC-6 filed (**exclude interest**) (10,229.68)
April 2023
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $12,426.21

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ ACH ☑
Total (must be same as F above) $12,426.21

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Raymond James (USA) Ltd
(Name of Corporation, Partnership or other organization)

Christopher Lim — Digitally signed by Christopher Lim Date: 2023.11.08 08:58:29 -08'00'
(Authorized Signature)

Christopher Lim, CFO
(Title)

Dated the 8 day of November, 20 23.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01/2022
and ending 09/30/2023

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 15,107,667
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $3,738	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	3,738
Total deductions	3,738
2d. SIPC Net Operating Revenues	$ 15,103,929
2e. General Assessment @ .0015	$ 22,655.89

(to page 1, line 2.A.)

KPMG

KPMG LLP
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada
Telephone (604) 691-3000
Fax (604) 691-3031

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors Raymond James (USA) Ltd.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of Raymond James (USA) Ltd. (the "Company") for the year ended September 30, 2023. The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2023. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended September 30, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2023, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with the General Ledger or other supporting schedules, and noted no differences; and
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
November 23, 2023

RAYMOND JAMES (USA) LTD.
Exemption Report
As of September 30, 2023

Raymond James (USA) Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report for the period from October 1, 2022 through September 30, 2023 based on guidance received from the Securities and Exchange Commission Staff because for its institutional business (i) the Company's items included in its reserve computations during the period from October 1, 2022 through September 30, 2023 were substantially all related to fails-to-receive and fails-to-deliver associated with RVP/DVP transactions and (ii) the Company had not taken possession of customer funds or securities at any time during the period from October 1, 2022 through September 30, 2023.

(2) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for its retail business.

(3) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) from October 1, 2022 to September 30, 2023 except as described below:

Date Delivered to Pershing	Type of Asset	Description - Failed to transmit by noon the next business day
12/1/2022	Check	Wire released after 12:00 PM
12/14/2022	Check	Wire released after 12:00 PM
6/9/2023	Check	Wire released after 12:00 PM
N/A	Check	Third Party Check not acceptable for deposit - Check rejected/returned to client
N/A	Check	Third Party Check not acceptable for deposit - Check rejected/returned to client.
2/22/23	Check	Couriered picked up after 12:00PM the next business day

We, the management affirm that, to the best of our knowledge and belief this Exemption Report is true and correct.

Christopher Lim
Chief Financial Officer

November 23, 2023

KPMG

KPMG LLP
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada
Telephone (604) 691-3000
Fax (604) 691-3031

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors Raymond James (USA) Ltd.:

We have reviewed management's statements, included in the accompanying Raymond James (USA) Ltd. Exemption Report (the "Exemption Report"), in which: (1) Raymond James (USA) Ltd. (the "Company") stated that it may file an Exemption Report for the period from October 1, 2022 through September 30, 2023, based on guidance received from the Securities and Exchange Commission Staff on September 17, 2015 because for its institutional business: (*i*) the Company's items included in its reserve computations during the period from October 1, 2022 through September 30, 2023 were substantially all related to fails-to-receive and fails-to-deliver associated with RVP/DVP transactions; and (*ii*) the Company had not taken possession of customer funds or securities at any time during the period from October 1, 2022 through September 30, 2023; (2) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions"); and (3) the Company stated that it met the identified exemption provisions from October 1, 2022 to September 30, 2023 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the first paragraph above.

KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
November 23, 2023